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THOMSON
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DATE : 8/22/02


全日空
All Nippon Airways

Annual Report 2000

All Nippon Airways Co., Ltd.

ANA

Financial Highlights

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2000 and 1999

	Yen (Millions) except per share amounts		U.S. dollars (Thousands) except per share amounts
	2000	1999	2000
Operating revenues	¥1,209,647	¥1,070,773	$11,395,638
Operating expenses	1,178,088	1,075,934	11,098,332
Operating income (loss)	31,559	(5,161)	297,306
Income (loss) before income taxes and minority interests	(22,689)	(2,430)	(213,745)
Net income (loss)	(15,201)	(4,732)	(143,203)
Per share data:			
Net income (loss)	¥(10.54)	¥(3.28)	$(0.099)
Number of shares issued	1,442,725,111	1,442,725,111	–

Notes: 1. U.S. dollar amounts in this report are translated, for convenience only, at the rate of US$1.00=¥106.15, the approximate exchange rate as of March 31, 2000.
2. As of March 31, 2000, there were 115 consolidated subsidiaries and 33 equity-method subsidiaries and affiliates.
3. For further information, see notes to consolidated financial statements.

Forward-Looking Statements

This annual report contains statements based on ANA's current plans, estimates, strategies, and beliefs; all statements that are not statements of historical fact are forward-looking statements. These statements represent the judgments and hypotheses of the Company's managers based on currently available information. Air transportation, the Company's core business, involves government-mandated costs that are beyond the Company's control, such as airport utilization fees and fuel taxes. In addition, conditions in the markets served by the Company are subject to significant fluctuations. It is possible that these conditions will change dramatically due to a number of factors, such as trends in technologies, demand, prices, and economic environments; foreign exchange rate fluctuations; and others. Due to these risks and uncertainties, it is possible that the Company's future performance will differ significantly from the contents of this annual report. Accordingly, there is no assurance that the forward-looking statements in this annual report will prove to be accurate.

Contents

All Nippon Airways Co., Ltd. (ANA), one of Japan's leading airlines, has a dominant position in the domestic market and a strong presence on international routes. The Company, which has earned an excellent reputation among passengers for its reliability, is constantly working to further improve its performance in the fundamental factors of the airline business—safety, comfort, on-time operation, and convenience. Our long-standing, carefully cultivated brand image and our willingness to take on new challenges are key assets in our efforts to strengthen our competitive edge. With deregulation leading to fare liberalization, the airline industry has entered an era of full and open competition. ANA sees these developments as business opportunities and is taking an aggressive, forward-looking approach to achieving steady growth in the years ahead.



ANA's Challenges and Competitive Advantages

Building on ANA's Predominant Position in the Domestic Market



The ANA Group has the largest route network in Japan, with a market share of about 50% on domestic routes. The Company has built a strong operational foundation in the domestic market. ANA is the leading airline on seven of the top ten routes by number of passengers, including the extremely important Tokyo-Sapporo route. Customers rate ANA highly for safety, and its well-known brand image is synonymous with reliability. Domestic routes, which currently generate about 70% of ANA's air transportation revenues, are making a significant contribution to the Company's performance.





Following the implementation of a number of deregulation measures, the Japanese airline industry is in a period of full and open competition. Approaching these developments as business opportunities, ANA is working to build a foundation for future growth by formulating and implementing market-driven strategies. An example is our strategy for Tokyo International Airport (Haneda Airport), our principal domestic base and, with more than 50 million passengers a year, the sixth busiest airport in the world. By focusing on flights to and from Haneda, we are working to bolster the competitiveness of our route network and improve our



profitability. ANA can already assert a dominant competitive edge at Haneda. The ANA Group, which holds about 45% of the slots at Haneda, received 13 more flights per day upon the completion of a new runway.

Currently, passenger demand on trunk routes is firm. In particular, a clear shift to air travel has begun on the routes that compete with the Shinkansen bullet train. As a result, from July 2000, we began to operate shuttle flights in cooperation with Japan Airlines Company, Ltd. (JAL), and Japan Air System Co., Ltd. (JAS), between Tokyo and Osaka. Including land transportation, about 35 million people a year travel between these two cities. We are also reorganizing our local route network by transferring lower-demand routes to subsidiary Air Nippon Co., Ltd., and by focusing on efficiency and convenience in commuter flights, such as those offered by Air Hokkaido Co., Ltd. In these ways, ANA is leveraging its competitive edge in the domestic market to further strengthen and expand its operations on domestic routes.

Working with Powerful Partners on International Routes



ANA has used its strong position in the domestic market to make an aggressive entrance into the international arena. In terms of total passenger numbers, ANA is the largest airline in Asia and the sixth largest IATA member airline. In 1998, we became an incumbent carrier*, and we are taking steps, such as the initiation of service on the Honolulu (October 1998), San Francisco (December 1998), and Chicago routes (April 1999), to steadily expand our business opportunities. In October 1999, we began a new phase of growth in international routes when we joined Star Alliance (see page 9), the world's largest airline network. As of July 2000, our network, including code-share flights, had expanded to 40 cities on 100 routes with 1,261 flights per week. With our own aircraft, we served 27 cities on 44 routes with 354 flights per week.


ANA MILEAGE CLUB
Platinum
MILEAGE CLUB
MILEAGE CLUB

Since joining Star Alliance, ANA has worked to rebuild its profit foundation by shifting its fundamental strategic emphasis on international routes from "scale" to "quality and profitability." Membership in Star Alliance will increase our international competitiveness and foster opportunities to obtain new customers.



Lufthansa
Thai
UNITED
JA8290

Accordingly, we are striving to make the most of our alliance membership. Specifically, we are working to expand regions served and flights offered through code-sharing, to attract more alliance passengers through frequent flyer program tie-ups, and to increase customer satisfaction by providing high-quality, seamless service from reservation to arrival (see page 12). Each of these steps will make a significant contribution to improving customer convenience, one of the fundamental factors of the airline business. At the same time, these measures will also serve to strengthen ANA's presence in overseas markets.

ANA will focus its international operations on New Tokyo International Airport (Narita Airport), which will be utilized as a hub. A new runway will open at Narita in 2002, presenting ANA with new business opportunities. We will take advantage of those opportunities by offering daily service on key routes, thereby improving our profitability. ANA will further strengthen its operational foundation on international routes by following a growth strategy that leverages the provision of mutually beneficial services by alliance partners.

*** Incumbent carrier**

Incumbent carriers are those airlines that can freely determine, without limitations, routes and flight frequencies for service between Japan and the United States as well as for service on routes continuing on from Japan and the United States to third-country destinations. Japan has three incumbent carriers—ANA, JAL and Nippon Cargo Airlines Co., Ltd. (NCA). The United States also has three—Northwest, United, and Federal Express.

Generating Value for Customers



ANA's operational development activities are based on the fundamental management policy of always providing customers with the best value in terms of both service and price. ANA is highly regarded by its customers for the high quality of its service. In an annual survey conducted by Nikkei Business magazine, for example, ANA has been selected by business leaders as "Best Airline" for four consecutive years. With competition intensifying domestically and internationally, we will use our strong brand image to build enterprise value through the provision of high-value-added service and a fare structure that meets the needs of customers.



In service, our strategy mainly targets business travelers, which are highly profitable, especially on international routes. During the year under review, we worked to further improve customer service. For example, we became the first Japanese airline to introduce the advanced B777-200ER aircraft, which we put into service on the Tokyo-Chicago and Tokyo-San Francisco routes.

Building on the popularity of our B747-400 aircraft deployed on our Chicago route, we equipped our B777-200ER aircraft with in-flight bar counters and business counters, which continued to draw favorable attention. We are



also steadily expanding the number of loyal ANA customers by taking steps to raise customer satisfaction, including the introduction of such customer-oriented services as on-demand video equipment in first class and business class.

We have taken advantage of the liberalization of fares and our dominant market position in Japan to offer passengers flexible fare schedules developed in consideration of demand trends, principally in the domestic market. In this way, we are working to improve value for customers by offering them a wider range of more convenient choices. The effective use of a variety of discount fares, such as advance-purchase discounts, has contributed to a recovery in demand, which had been sluggish. As a result, domestic passenger revenues have begun a full-fledged fundamental recovery. In addition, we are pursuing a strategy of expanding our points of contact with customers by making use of Internet sales and information technology (IT). In the future, ANA will continue working to expand its passenger base by adding value in ways that strengthen customer loyalty.

ANA's Scenario for Future Growth



In the fiscal year ended March 31, 2000, ANA faced a challenging operating environment marked by intensifying competition among airlines. There were some favorable developments, however, including a gradual recovery in passenger demand. On international routes, tourism demand was strong and the number of passengers traveling overseas increased from the previous year. On domestic routes, demand was supported by the popularity of discount tickets and in the second half of the year passenger yields stopped declining.

The ANA Group's operating revenues were up 13%, to ¥1,209.6 billion. In addition to Groupwide cost reduction measures implemented by ANA, public-sector fees, principally regional airport landing and navigation fees, were reduced by a large margin. As a result, we recorded a substantial improvement in performance at the operating level, with operating income of ¥31.5 billion. Due to higher non-operating expenses, including a loss on disposal of assets, ANA registered a recurring loss for the year on a parent-company basis. However, significant improvements in the performance of consolidated subsidiaries supported an increase in consolidated recurring income, to ¥1.4 billion. We recorded extraordinary income, such as a gain on the disposal of overseas hotel shareholdings, as well as extraordinary losses, such as special retirement expenses accompanying the implementation of an early retirement program and a loss on asset liquidation. As a result of deferred income taxes stemming from the application of the interperiod allocation method of accounting for timing differences, we were unable to avoid a consolidated net loss of ¥15.2 billion for the year.

In the year under review, ANA began the implementation of a medium-term corporate plan (Note 1) that covers the four-year period ending March 2003. Under the plan, we are working to fundamentally reform the Group's management and financial structures. Major goals include improving profitability by reorganizing domestic and international route operations based on the principle of "selection and concentration," expanding revenues by boosting sales capabilities, reducing costs by building an effective system for operational administration, and improving the Group's financial structure by reducing investment and employing assets more efficiently. The Group's efforts began to show results in the year under review.

In the current year and the years ahead, we will not slacken the pace of reform; rather, we will accelerate the process of change as we strive to build a foundation for future growth. I would like to ask for the continued support of our shareholders and investors.

August 2000

Kichisaburo Nomura

Kichisaburo Nomura
President and Chief Executive Officer

Q1 Would you give us an overview of the operating environment in the airline industry and of ANA's air transportation operations?

A1 On domestic routes, deregulatory measures implemented in February 2000 abolished the system of demand regulation and instituted liberalized fares. Airlines have entered a period of full-scale competition where company performance is determined by the effectiveness of management efforts. In this environment, ANA offered new discount fares to meet customer needs, and as a result the number of passengers on domestic routes for the ANA Group as a whole increased 4%, to 45.4 million. Revenues, at ¥653.7 billion, were basically flat for the full fiscal year owing to lower passenger yields; however, the trend toward declining yields stopped in the second half of the year.

On international routes, competition remained fierce, but overseas tourism demand was strong and the total number of passengers traveling overseas increased from the previous year. In this setting, ANA enhanced its international competitiveness by opening new routes and joining Star Alliance (Note 2). Although the number of passengers on ANA's international routes rose 12%, to 4 million, revenues rose only 4%, to ¥180.7 billion, due to lower fares and to the appreciation of the yen, which has the effect of reducing overseas revenues.

Composition of Group Operating Revenues by Segment


Other businesses
12.86%
Travel services
9.92%
Hotel operations
5.65%
Others
4.73%
Domestic
50.52%
Air transportation
71.57%

Q2 What strategies is ANA implementing in the current operating environment?

A2 We are currently implementing our medium-term corporate plan, which covers the period through March 2003. As I mentioned, competition among airlines remains intense, but passenger demand began to improve in the second half of the year. At ANA, we look at the changes in our operating environment as opportunities, and we are working to improve profitability by adjusting capacity. Based on the principle of "selection and concentration," we are adjusting our flight schedules and suspending certain routes to achieve the optimal demand-supply balance on both international and domestic routes. Also, as a member of Star Alliance, we are working to strengthen our international competitiveness and enhance convenience for our customers in a variety of areas, including operations, sales, and service. We must move aggressively to meet increasing passenger demand, and we have begun to establish new discount fares and new direct sales channels using the Internet. The results of these initiatives are beginning to have a positive impact on our performance.

Note 1:
Outline of Medium-Term Corporate Plan: Plan Objectives

•*Based on the principle of "selection and concentration," improve profitability by restructuring operations on domestic and international routes*

In domestic operations, ANA will increase administrative efficiency through greater cooperation within the Group and build a more profitable route structure. On international routes, ANA will improve profitability by rebuilding its network, with an emphasis on code-sharing with Star Alliance member companies. At the same time, the transfer of selected short-haul international routes to a new Group airline will also serve to raise profitability and bolster competitiveness.

•*Maximize operating revenues by improving sales practices*

With a focus on consolidation, ANA will rebuild its sales system to bolster the capabilities of the ANA Group's sales-related companies.

•*Build an efficient administrative system by cutting indirect fixed costs*

ANA will reduce indirect fixed costs by optimizing productivity through more efficient administration and allocation of personnel, implementing further cost reductions, and further raising operational efficiency.

•*Strengthen financial position by reducing investment and making efficient use of assets*

ANA will strengthen its financial position by improving operating cash flow through higher profitability and reducing interest-bearing debt through lower investment.

Note 2:
Star Alliance

Star Alliance was formed in 1997 and is the world's largest airline network. There are currently 15 member airlines—ANA, United, Lufthansa, SAS, Air Canada, Varig Brazil, Air New Zealand, Ansett Australia, Thai Airways, Singapore Airlines, Austrian Airways, British Midland, Lauda Air, Mexicana Airlines, and Tyrolean Airways. As of August 2000, the global Star Alliance network extended to more than 815 cities in 130 countries.

Q3 How would you evaluate ANA's performance in the year ended March 2000?

A3 I am pleased to say that we achieved an increase in revenues in a difficult operating environment, but unfortunately we recorded a net loss for the year and were unable to pay dividends. I regret that we did not meet the expectations of our shareholders. However, I believe that we turned the corner in the year under review. We are gradually seeing the results of our management reforms based on our medium-term corporate plan, and passenger demand showed a marked recovery from the fourth quarter of the year under review.

Over the past few years, ANA has worked hard to lay the foundation for future growth, and in that sense, the past year was one in which we achieved results in a number of important areas. In particular, in our core air transportation operations, we made strong progress in reorganizing our domestic routes to improve profitability. New discount fares that we introduced in the wake of fare liberalization have successfully stimulated domestic passenger demand, and, due to the implementation of the long-awaited scheme to reduce landing fees at regional airports, our domestic profitability structure has improved considerably. In international markets, we withdrew from unprofitable routes, such as Kansai-Rome, and inaugurated a Tokyo-Chicago route, where business demand is strong. We also expanded our network through membership in Star Alliance. In these ways, we made solid progress in reorganizing our route network with an emphasis on profitability and efficiency.

Currently, ANA is working to reduce costs in all areas of its operations and to strengthen its management. In the year under review, ANA achieved a total reduction in operating expenses on a parent-company basis of ¥24.9 billion as a result of reduced personnel and indirect fixed expenses, lower landing and navigation fees, and changes to depreciation methods and periods. As a result, our unit costs (operating expenses per available seat-kilometer) were down to ¥10.2, from ¥12.5 five years earlier, and personnel expenses per available seat-kilometer declined from ¥2.74 to ¥1.91 over the same period.

Personnel expenses play a pivotal role in any cost reduction initiative. By the year ending March 2003, we will streamline our organization by reducing our workforce from the current level of about 14,500 to 13,200. In addition, we have been discussing Companywide wage cuts with the unions, which we would like to implement after obtaining the cooperation of all employees.


Unit Costs
(¥/ASK)
Consolidated
Nonconsolidated
15
12
9
6
3
0
1995/3
1996/3
1997/3
1998/3
1999/3
2000/3


Personnel Expenses per ASK (Nonconsolidated)
(¥)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1995/3
1996/3
1997/3
1998/3
1999/3
2000/3

By trimming the workforce and curtailing service on international routes, we will lower operational expenses, principally sales expenses, and by reducing flights at Kansai International Airport we will cut airport landing and navigation fees. By thoroughly reforming our cost structure in this way, we will strive to reduce operating expenses in the year ending March 2003 by about ¥100.0 billion compared with the year ended March 1999.

We will achieve additional savings in operating expenses by further reducing public-sector fees and by lowering sales commissions through the establishment of direct sales capabilities, such as systems utilizing the Internet.

Q4 What were the factors behind this year's increase in consolidated net loss, and how will the Company respond?

A4 Due to a number of factors, such as extraordinary losses accompanying asset liquidation, special retirement expenses resulting from our early retirement program, and deferred income taxes stemming from the application of the interperiod allocation method of accounting for timing differences, our consolidated net loss increased to ¥15.2 billion. However, taking care of these restructuring-related expenses as soon as possible was an essential part of building a foundation for future growth. This step will strengthen our financial foundation over the long term. Beginning in the current year, we will further improve our balance sheet, with an emphasis on the efficient use of assets, strive to raise profitability, and expand operating cash flow.

Growth Strategy in Air Transportation

Q5 What is ANA's growth strategy for the domestic air transportation sector?

A5 Strengthening Haneda Airport's role as a hub for our domestic operations, we will concentrate our route network to focus on Haneda. We will reduce or cancel service on unprofitable routes and fine-tune our allocation of aircraft on each route in accordance with passenger demand. Extra aircraft will be used on routes through Haneda. Also, to build an efficient, low-cost transportation system for the ANA Group as a whole, some local routes will be shifted in stages to our subsidiary Air Nippon Co., Ltd. (ANK). In the past year, we transferred nine routes to ANK, principally local routes through Kansai Airport. In the current year, we will transfer five more (Note 3). By the end of March 2003, when our medium-term management plan will be completed, we will have transferred a total of 20 routes to ANK.

Note 3:
Routes to Be Transferred in the Year Ending March 2001 from ANA to ANK:
Kansai-Memanbetsu
Kansai-Shonai
Kansai-Nagasaki
Kansai-Miyazaki
Shonai-Sapporo

Raising Profitability of Air Transportation Operations



Domestic Routes
Current conditions
After Apr. 2000
Haneda Major local routes
ANA
ANA Large and medium-sized aircraft
ANK
Kansai Other local routes
ANA
ANK
ANK Small aircraft
International Routes
Current conditions
After Apr. 2000
Narita
Kansai
Haneda
ANA
Americas
Europe
Asia, Island Resorts
Europe
Americas
Europe
Asia, Island Resorts
Asia, Island Resorts
Asia, Island Resorts
ANA
New Airline
Alliance Carriers

Note 4:
Seamless Service

Seamless service is a level of service featuring careful quality control that facilitates a uniform level of customer satisfaction at all points of contact between passengers and airlines, from reservation and ticket issuance to check-in, in-flight service, and baggage handling.

In response to fare liberalization, we are aggressively setting fares that allow us to respond to demand trends. We have had excellent results with sales of a discount fare type, *Chowari,* that offers one-way transportation on any of our domestic flights without seating restrictions for ¥10,000 and with another fare type that offers discounts on round-trip travel. We will continue to foster demand by offering new types of discount fares to meet emerging customer needs.

In July 2000, we inaugurated a shuttle service between Tokyo and Osaka. Combining air, train, and bus transportation, the number of passengers traveling between Tokyo and Osaka is about 35 million a year. Airlines currently hold only 15% of this large market. Clearly, this is a route with significant potential. In the future, by increasing convenience through the operation of shuttle flights and by expanding discount fares, we will be able to acquire passengers from the Shinkansen bullet train market. Overall, the Tokyo-Osaka route represents an opportunity for ANA to expand its revenues.

Q6 What is your growth strategy for international routes?

A6 We are shifting the focus of our international route strategy from "scale" — more flights and reduced costs through economies of scale — to "quality and profitability." Specifically, we will continue to concentrate our international routes at Narita Airport. Until now, we have used two hub airports for international flights, Narita and Kansai, but we will gradually reduce our Kansai flights and focus on Narita, where business opportunities will be enhanced when a new runway is completed in 2002. This change in emphasis will include the transfer of some international routes to a new airline, the curtailment or elimination of service on unprofitable routes, and the use of smaller aircraft. We expect to reduce available seat-kilometers on international routes by approximately 30% by the year ending March 2003, the final year of our medium-term corporate plan. Through these initiatives, we are working to establish an operational system with superior efficiency and profitability.

Available Seat-km (Consolidated)


(Million km)
International
Domestic
60,000
50,000
40,000
30,000
20,000
10,000
0
1998/3
1999/3
2000/3
2003/3 (Planned)

We plan to transfer shorter international routes, principally Asian routes, from ANA to a new airline that is slated to begin operations early in 2001. The new airline, which will have a streamlined organizational structure to facilitate low-cost operations, will be able to more easily adjust the scale of its operations in accordance with demand conditions. As a result, the international capacity of the ANA Group will enjoy enhanced flexibility.

Our membership in Star Alliance, which we joined in October 1999, will also have a significant effect on our international operations. We will leverage the merits of Star Alliance membership to aggressively expand our customer base by building a global network through code-sharing, offering seamless service (Note 4), and effectively utilizing frequent flyer program tie-ups. At the same time, we will continue to enhance in-flight services and build a network with convenient connections to attract new business travelers, a key customer group, and make them loyal ANA customers.

In addition, we are working to expand the scale of our international cargo and mail operations, which are an important source of profits in our international operations and which have posted notable growth in recent years. In close cooperation with Nippon Cargo Airlines Co., Ltd., we are taking steps to bolster our operational infrastructure, such as organizing truck transportation networks that will operate within the United States and Europe and establishing operational tie-ups with overseas airlines.

Lastly, we are preparing to take advantage of the expected increase in international flights from Haneda Airport, where we can effectively leverage the Group's competitive edge. Initially, we plan to offer international charter flights.

Q7 What specific activities are a part of ANA's IT strategy for air transportation?

A7 The Internet age has finally arrived in Japan, and ANA is taking steps to implement its customer-first management philosophy on the Internet. In fall 2000, as the first step in a broader one-to-one marketing initiative, we will launch My ANA service for ANA Mileage Club members who use the Internet for reservations and payment. Under the new service, we will analyze each customer's data and, in real time, provide links to web pages that are customized to each customer's needs.

We will also offer our corporate customers a new service that allows business travelers to use personal computers to directly make reservations on ANA or any other Group airlines. This service will entail the use of the Internet to link the customer's intranet with ANA's reservation host computer. My ANA service will also be available to corporate customers. We are confident that this highly convenient and customized service will lead to further improvements in customer satisfaction.

Another initiative is a planned joint venture with JAL and JAS, by which a new company will be established in October 2000 to operate a web site providing information on domestic air travel directly to consumers. The site will offer information on schedules, seat availability, and fares for JAL, ANA, JAS, and related airlines. Customers will be able to compare the schedules, seating, and fares of each airline and purchase tickets online by credit card.

We will also utilize the Internet on international routes. In a joint venture with JAL, leading airlines in the United States and Asia, and Travelocity.com, a U.S. company, we will establish a web-based travel company targeting the Japanese market for overseas travel. Using this site, travelers will be able to compare the prices of airline tickets, hotels, and rental cars offered by different companies in overseas markets and to select those services that best meet their needs. Our goal is to make this venture the largest overseas travel web site serving the Japanese market, and we expect annual sales through the site to surpass ¥60.0 billion within five years. The site is scheduled to begin operations by the end of 2000.

The establishment of these new Internet-based, direct sales distribution channels for domestic and international travel will not only significantly improve convenience for our customers but also facilitate reductions in sales commissions paid to travel agents.

Internet Reservations and E-ticket Sales on Domestic Routes


Amount of payments
No. of reservations per day
Amount of payments (Six-month period ended March 1998=100)
No. of reservations per day
800
700
600
500
400
300
200
100
0
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1998/3
1998/9
1999/3
1999/9
2000/3

Note: Six-month periods ended September 30 or March 31

Progress in Management Reforms

Q8 What progress has been made in strengthening ANA's financial position?

A8 We are reducing interest-bearing debt by cutting back investment. We have frozen acquisitions of new aircraft in the two-year period ending March 2003, thereby lowering capital expenditures by a total of ¥170.0 billion. We had previously planned to acquire nine aircraft over that period, but we have decided to postpone these purchases until the fiscal year ending March 2004 or later. Over the three-year period ending March 2003, we believe that we can record cumulative operating income of ¥150.0 billion and, adding back depreciation and amortization and other non-cash expenses, cumulative cash flow provided by operations should reach ¥420.0 billion. After ¥220.0 billion for capital investment, we will have ¥200.0 billion to reduce interest-bearing debt. Additional debt reduction resources will include ¥70.0 billion gained from reducing cash and cash equivalents and ¥150.0 billion gained from disposing of aircraft and hotel assets. As a result, by the end of March 2003, we expect to reduce interest-bearing debt for the ANA Group as a whole by ¥420.0 billion, including the balance of notional principal for lease transactions.

To improve our financial position and implement shareholder-oriented management, we will introduce new performance evaluation standards from the year ending March 2002. We call these ANA economic profit, or EP, standards. Essentially, these standards are a variation of economic value added, or EVA. We will use these ANA EP standards to evaluate performance in each operational field and will work to achieve the optimal allocation of management resources and improved profitability.

Q9 What progress has been made in restructuring ANA's hotel operations?

A9 In overseas hotel operations, we realized capital gains on the sale of shareholdings in hotels in San Francisco, Washington, D.C., and Singapore. In Los Angeles, we sold a site where we had put development plans on hold, and in Hawaii we are preparing to dispose of hotel and golf properties. The loss resulting from this restructuring has been recorded in the financial statements of the fiscal year under review. Additionally, our hotels in Vienna and Sydney have both registered significant improvements in operating performance. The ANA Grand Hotel Vienna recorded a profit last year and revenues at the ANA Hotel Sydney place it among the top hotels in the region, with gross operating profits at a solid level for the hotel industry. We expect the ANA Hotel Sydney to record a profit in the current year. Each of these hotels has the potential to further improve its performance, and at this point our intention is to continue operating them.

Domestically, our hotel operations are already profitable overall. We believe that domestic hotel operations will continue to be commercially viable, so we are working to raise profitability through operational restructuring. We will increase efficiency in operational administration by clarifying the roles and responsibilities of three functions that had previously been combined—real estate investment, chain hotel operation, and regional hotel operation. Specifically, to strengthen hotel management we will establish a new company that will be responsible for chain hotel administrative functions. In this way, we will work to more effectively utilize the ANA Hotel brand in the domestic hotel business.

For hotels whose commercial viability is unclear at this time, we will fine-tune business plans and make other changes on a case-by-case basis. By liquidating our hotel assets, such as the ANA Hotel Tokyo, we will raise about ¥70.0 billion and reduce net assets by paying down interest-bearing debt, as well as decrease the Group's deficit by approximately ¥10.0 billion. In the future, we will establish an ANA hotels real estate investment trust (REIT) to further reduce assets, and at the same time we will

Capital Expenditures and Cash Generation



(¥ Billions)
200
150
100
50
0
Capital Expenditures
Cash Generation
1996/3
1997/3
1998/3
1999/3
2000/3
2001/3*
2002/3*
2003/3*
(* Planned)

improve cash flow through efficient hotel management. As a result, we will raise the REIT asset value and new company enterprise value and will build a foundation for the growth of our hotel operations in the year ahead.

Q10 What restructuring initiatives has ANA undertaken in other business areas?

A10 We are moving ahead aggressively with our withdrawal from unprofitable businesses, and these efforts are showing results. In the past year, a large restaurant company took over the operations of Kansai In-flight Catering Co., Ltd., which previously handled the production and sale of in-flight meals at Kansai Airport. This step reduced our consolidated deficit by ¥400 million. In addition, we liquidated ANA IHI Aero-Engines Co., Ltd., and, with an infusion of capital from the General Electric Group, established GE Engine Services Japan Co., Ltd., thereby reducing our consolidated deficit by ¥400 million and our consolidated interest-bearing debt by ¥4.0 billion. To strengthen our sales capabilities, we established ANA Sky Holiday Tours Co., Ltd., as a wholesaler of ANA brand package tours. We also made progress in the development of a direct sales system and reinforced our travel operations.

Outlook

Q11 What is your view of market trends and the outlook for ANA's performance over the medium to long term?

A11 On domestic routes, with the end of the demand regulation system and the resulting liberalization of fares, we expect competition to intensify further. On the other hand, it is now easier for us to stimulate demand by introducing discount fares that draw on ANA's unique strengths. This presents us with the opportunity to expand our customer base. By effectively managing the mix of regular and discount fares, we have stopped the decline in passenger yields.

Competition is also intensifying on international routes, and substantial increases in passenger yields are unlikely. Demand is increasing, however, so our initiatives can significantly affect profitability. At ANA, our sales strategy targets the business traveler market, a highly profitable segment for airlines. Given the past year's marked recovery in demand in first and business classes, we expect performance on international routes to gradually improve.

Our strong performance in the first quarter of the current fiscal year (April to June 2000) was supported by two key factors. First, we succeeded in fostering new demand by expanding customer choice through the introduction of a variety of fares in the wake of fare liberalization on domestic routes. Second, the domestic economy began to recover and the number of passengers on international routes showed strong growth.

Developments affecting our performance over the medium to long term include the opening of a second runway at Narita Airport and the increase in capacity at Haneda Airport. These developments will lead to opportunities for new growth, with a turning point coming in the year ending March 2003, the final year of our medium-term corporate plan. Until then, we will work to improve profitability by steadily implementing management reforms, such as bolstering sales capabilities and cutting costs. In the year ending March 2001, we expect of consolidated operating revenues of ¥1,222.0 billion, operating income of ¥34.0 billion, and net income of ¥16.0 billion. Although there are some uncertain variables, such as the price of crude oil, if our performance in the first quarter of the current fiscal year is maintained, our performance for the year could surpass these forecasts. As we move forward, we will work to further improve our performance, eliminate our consolidated deficit even more rapidly, and improve our financial position.

1. The ANA Group

The ANA Group comprises 174 subsidiaries and 54 affiliates. Of those companies, 115 are consolidated subsidiaries and 33 are accounted for by the equity method. The Group's operations are classified into four business segments: air transportation, travel services, hotel operations, and other businesses. For each segment, the fields of business and the operational positions of the parent company, subsidiaries, and affiliates are described below.

As of March 31, 2000 Operational segment	No. of subsidiaries	of which, consolidated	of which, equity method	No. of affiliates	of which, equity method
Air Transportation	32	29	–	6	4
Travel Services	14	12	–	5	4
Hotel Operations	25	24	–	5	4
Other Businesses	103	50	6	38	15
Group Total	174	115	6	54	27

Air Transportation

All Nippon Airways Co., Ltd., Air Nippon Co., Ltd. (ANK), Air Hokkaido Co., Ltd. (ADK) , and Nippon Cargo Airlines Co., Ltd., conduct air transportation operations (domestic and international scheduled passenger, cargo, and mail transportation). Airport customer services, telephone reservation and information services, and aircraft maintenance are provided by the International Airport Utility Co., Ltd., ANA TELEMART Co., Ltd., ANA Aircraft Maintenance Co., Ltd., and other companies. Airport handling and maintenance services are also provided to domestic and overseas airlines that are not members of the ANA Group.

Travel Services

Travel packages are structured and sold under the brand names ANA Hello Tour and ANA Sky Holiday, mainly by All Nippon Airways World Tours Co., Ltd., ANA Sky Holiday Tours Co., Ltd., and All Nippon Airways Travel Co., Ltd. These operations principally comprise the development and sale of products using the air transportation services of ANA or ANK and accomodations at ANA hotels.

Hotel Operations

Subsidiaries and affiliates, centered on ANA Enterprises, Ltd., develop and operate hotels in Japan and overseas. A wide range of services is provided in Japan and overseas, including lodging, meals, banquets, and wedding receptions.

Other Businesses

Group companies provide communications, trading and sales, real estate, building management, ground transportation and distribution, temporary employment, and other services. ANA Information Systems Planning Co., Ltd., Infini Travel Information, Inc., and others principally develop terminals and software for airline-related information. ANA Trading Co., Ltd., and others conduct operations centered primarily on the import of airline-related materials and on sales through stores and catalogs. ANA Real Estate Co., Ltd., and other companies conduct the sale, rental, and management of real estate, and affiliate M.C. Mates Co., Ltd., and others offer temporary employment services.

During the year ended March 31, 2000, the Japanese economy showed signs of improvement as a result of public-sector investment and the recovery in Asian economies. Nonetheless, the unemployment rate remained high, and the economy did not enter a full-scale recovery. Conditions remained challenging.

In this setting, in May 1999 ANA initiated a medium-term corporate plan covering the four-year period ending March 2003 and worked to fundamentally reform the Company's management structure. Based on the principle of "selection and concentration," the plan's major goals include improving profitability by reorganizing domestic and international route operations, expanding revenues by upgrading sales capabilities, building an effective administrative system by reducing indirect fixed costs, and improving the financial structure by reducing investment and using assets more efficiently. The Company is working aggressively to implement the plan. In the year under review, the first year of the plan, the progress of various initiatives was still in the early stages, and the Company recorded special losses associated with operational reorganization. As a result, the net loss increased from the previous year. On the other hand, there were signs of improvement in overall operations, such as the recording of operating income following the operating loss in the previous year.

Operating revenues increased 13.0%, to ¥1,209.6 billion. This gain was attributable to an increase in the number of consolidated subsidiaries and to improved conditions in air transportation, which accounts for more than 70% of the Company's operating revenues, in the second half of the year, when passenger demand picked up and passenger yields stopped declining. Growth in operating expenses, which amounted to ¥1,178.0 billion, was limited to 9.5% due to Companywide efforts to reduce operating costs and measures to reduce public-sector fees, principally airport landing and navigation fees. As a result, operating income was ¥31.5 billion, compared with an operating loss of ¥5.1 billion in the previous year.

In non-operating items (including special items), the Company recorded extraordinary income on the sale of overseas hotel shareholdings as well as extraordinary losses—an appraisal loss on investment securities, special retirement expenses accompanying the implementation of an early retirement program, and asset liquidation. The Company registered non-operating expense of ¥54.2 billion, compared with non-operating income of ¥2.7 billion in the previous year. As a result, the loss before income taxes and minority interests increased significantly, from ¥2.4 billion in the previous year to ¥22.6 billion in the year under review. After income taxes, including the impact of accounting for deferred income tax for the first time, and minority interests, net loss for the year was ¥15.2 billion. As a result, the Company regretfully had to suspend dividend payments. Net loss per share for the year was ¥10.54.

Summary of Financial Results

ANA and consolidated subsidiaries	Yen (Millions) except per share amounts	
Years ended March 31,	2000	1999
Operating revenues	¥1,209,647	¥1,070,773
Operating expenses	1,178,088	1,075,934
Operating income (loss)	31,559	(5,161)
Non-operating income (expenses)	(54,248)	2,731
Income (loss) before income taxes and minority interests	(22,689)	(2,430)
Income taxes	(5,476)	3,058
Minority interests in income of consolidated subsidiaries	2,012	756
Net income	¥ (15,201)	¥ (4,732)
Per share data:		
Net income	¥(10.54)	¥(3.28)
Cash dividends	–	–

Operating Revenues

The Group's operating revenues consist of passenger revenues; cargo revenues; and incidental and other revenues, such as travel services and hotel operations. Detailed information regarding passenger revenues and cargo revenues is provided below.

	Yen (Millions)	
Years ended March 31,	2000	1999
Passenger revenues	¥ 778,765	¥ 788,414
Domestic	621,188	645,127
International	157,577	143,287
Cargo revenues	67,763	63,599
Domestic	27,682	27,843
International	40,081	35,756
Incidental and other revenues	363,119	218,760
Total	¥1,209,647	¥1,070,773

Note: Operating revenue figures are the amounts after the elimination of intrasegment and intersegment transactions.

Operating Data and Yields

	2000	1999
Domestic Passengers:		
◦ Passengers (thousands)	45,430	43,892
◦ Available seat-km (ASK, millions)	60,098	59,875
◦ Revenue passenger-km (RPK, millions)	38,410	37,009
◦ Passenger load factor (%)	63.9	61.8
◦ Passenger yield (¥/RPK)	17.0	17.7
International Passengers:		
◦ Passengers (thousands)	3,998	3,571
◦ Available seat-km (ASK, millions)	33,772	31,137
◦ Revenue passenger-km (RPK, millions)	22,510	20,562
◦ Passenger load factor (%)	66.7	66.0
◦ Passenger yield (¥/RPK)	8.0	8.5
Domestic Cargo:		
◦ Cargo ton(ton)	420,846	410,820
◦ Cargo ton-kilometer (ton-km)	400,360	390,887
◦ Cargo ton-kilometer yield (¥/ton-km)	69.2	71.2
International Cargo:		
◦ Cargo ton (ton)	195,384	161,537
◦ Cargo ton-kilometers (ton-km)	1,178,444	967,626
◦ Cargo ton-kilometer yield (¥/ton-km)	34.0	37.0
Unit costs (¥/ASK)	10.3	10.9

Notes: 1. Domestic and international figures include the operations of the parent company ANA and subsidiaries Air Nippon Co., Ltd. (ANK), and Air Hokkaido Co., Ltd., (ADK).

2. Figures for passenger yield, cargo ton-kilometer yield, and unit costs are the weighted averages of the figures for ANA, ANK, and ADK.

Passenger Revenues

Passenger revenues in the year under review declined 1.2%, to ¥778.7 billion. Scheduled domestic routes accounted for 79.8% of the total, and scheduled international routes for 20.2%.

In the year under review, the ANA Group added one Boeing 777-300, one Boeing 777-200, two Airbus A321-100s, and two Boeing 737-500s to its aircraft fleet. The Company worked to improve profitability by managing capacity, including changing the numbers of flights on international and domestic routes and withdrawing from certain routes.

In October 1999, ANA formally joined Star Alliance, the world's largest airline alliance. As an alliance member, ANA strengthened its competitiveness and worked to improve convenience for its customers.

Domestic Routes

On scheduled domestic routes, passenger revenues declined 3.7%, to ¥621.1 billion. The number of passengers rose 3.5%, to 45.4 million. Available seat-kilometers increased marginally 0.4%, and passenger-kilometers rose 3.8%. As a result, the load factor increased 2.1 percentage points, to 63.9%. Nonetheless, passenger yields declined to ¥17.0, from ¥17.7 in the previous year.

In the year under review, ANA took steps to improve profitability, including the transfer of the Kansai-Sendai route and eight other routes to ANK and the reevaluation of low-demand routes and flight frequencies to raise load factors. The Company also worked to increase revenues by offering fares that meet diverse customer needs. ANA bolstered its discount fare structure by expanding the number of discount fares. Accompanying the revision of the law regulating aviation in February 2000, in the current fiscal year the Company began offering new discount fares.

International Routes

On scheduled international routes, passenger revenues increased 10.0%, to ¥157.5 billion, and the number of passengers grew 12.0%, to 4.0 million. Available seat-kilometers rose 8.5%, and passenger-kilometers increased 9.5%. The load factor rose 0.7 percentage points, to 66.7%. Passenger yields declined to ¥8.0, from ¥8.5 in the previous year.

The Company expanded its route network in accordance with demand trends, inaugurating the Tokyo-Chicago route in April and reopening the Tokyo-Shanghai route. In addition, ANA bolstered its route network by expanding code-share flights with Star Alliance member companies, such as the Tokyo-São Paolo-Rio de Janeiro route operated with Varig Brazil. The Company also strengthened its tie-ups with alliance member companies in services, such as frequent flyer program tie-ups and through-check-in services onto connecting flights operated by other member airlines.

Cargo Revenues

Cargo revenues rose 6.5%, to ¥67.7 billion. Domestic cargo revenues accounted for 40.9% of the total, and international cargo revenues for 59.1%.

Domestic Routes

Domestic cargo volume rose 2.4%, to 420 thousand tons, but revenues declined 0.6%, to ¥27.6 billion, due to declining prices. Cargo from parcel delivery companies remained favorable, and the volume of computer-related cargo increased. Demand was strong throughout the year. Mail volume and revenues were both favorable.

International Routes

International cargo volume increased 21.0%, to 195 thousand tons, and revenues were up 12.1%, to ¥40.0 billion. Demand was brisk, especially for automotive parts and electronic equipment destined for Europe and North America, due to the recovery in Asian economies and to Y2K-related demand. Japan-bound cargo was firm overall, with strong demand for computer-related products from Asia and fresh foods from China, as well as a recovery in demand from Europe starting in the summer. The Company worked to improve service, making progress in improving its U.S. and European trucking networks and operational tie-ups with overseas airlines. Mail volume and revenues were both favorable.

Incidental and Other Revenues

For information on the business segment comprising travel services, hotel operations, and others, refer to 3. Segment Information (page 21).

The Group worked to expand its provision of ground support services, such as the maintenance of other airlines' aircraft and check-in and baggage handling services, as well as to expand in-flight sales. Revenues totaled ¥73.9 billion.

Operating Expenses

Although aircraft and services expenses declined from the previous year, other costs increased significantly. As a result, operating expenses rose 9.5%, to ¥1,178.0 billion.

	Yen (Millions)	
Years ended March 31,	2000	1999
Aircraft	¥ 352,361	¥ 376,416
Aircraft and flight operations	284,152	274,489
Aircraft maintenance	68,209	101,927
Services	302,628	325,064
In-flight services	62,029	68,565
Flight control and ground handling	240,599	256,499
Reservations, sales and advertising	200,999	180,899
General and administrative	39,604	50,167
Depreciation and amortization	58,441	73,420
Other costs	224,055	69,968
Total	¥1,178,088	¥1,075,934

Aircraft expenses declined 6.4%, to ¥352.3 billion. Aircraft and flight operations expenses rose 3.5% due to higher aircraft leasing and fuel expenses. Aircraft maintenance expenses decreased 33.1%. This decline resulted principally from consolidation of aircraft parts purchasing subsidiaries in 2000 that had previously been accounted for by the equity method. As these newly consolidated subsidiaries do not belong to the air transportation segment, related aircraft maintenance expenses for the year ended March 2000 are included in other costs.

Services expenses were down 6.9%, to ¥302.6 billion. Passenger services expenses declined 9.5%, due primarily to simplified in-flight services at ANA. Flight control and ground handling expenses were down 6.2% as a result of reduced landing and navigation fees.

Reservations, sales and advertising expenses were up 11.1% owing to aggressive sales promotion activities.

General and administrative expenses were down 21.1% due to increased efficiency in staff departments.

Depreciation and amortization declined 20.4% as a result of changes in depreciation methods and periods adopted by ANA and ANK.

Other costs increased more than threefold, from ¥69.9 billion in the previous year to ¥224.0 billion in the year under review. This increase was attributable to the new consolidation of a number of companies, principally in travel services, hotel operations, and other businesses, such as ANA Trading Co., Ltd., and ANA Trading subsidiaries that operate retail shops in domestic airports.

Non-Operating Income (Expenses)

	Yen (Millions)	
Years ended March 31,	2000	1999
Interest and dividend income	¥ 8,466	¥ 8,625
Gain on sale of property and equipment	4,504	12,126
Interest expenses	(38,950)	(40,305)
Loss on sales of marketable securities	(474)	(99)
Equity in income of affiliates	427	(211)
Other — net	(28,221)	22,595
Total	¥(54,248)	¥ 2,731

In non-operating income and expenses, the Company recorded non-operating expenses of ¥54.2 billion, compared with non-operating income of ¥2.7 billion in the previous year.

Interest and dividend income declined 1.8%.

Although shareholdings in ANA Hotels Singapore Ltd. were sold, gain on sale of property and equipment declined 62.9% because gains had been recorded in the previous year on the sale of North American hotels (San Francisco, Washington).

Interest expenses decreased 3.4% due primarily to a decline in the average rate on interest-bearing debt. Although interest-bearing debt increased 10.8%, to ¥1,112.3 billion, lower-rate funds raised through long-term debt and the issuance of bonds were used to retire higher fixed rate debt.

3. Segment Information

In prior years, travel services, hotel operations, and other businesses were included in the airline-related businesses segment. Accompanying the expansion in the scope of consolidation, their importance has increased, and from the year under review each is handled as a separate segment. Segment information is provided below. Sales figures for each segment include intra-group sales and transfers.

ANA and consolidated subsidiaries	Yen (Millions)	
Years ended March 31,	**2000**	1999
Air Transportation:		
Operating revenues	¥920,447	¥923,391
Inter-segment sales	60,056	42,591
	980,503	965,982
Operating expenses	954,811	976,799
Operating income (loss)	25,692	(10,817)
Travel Services:		
Operating revenues	124,408	60,179
Inter-segment sales	11,469	11,475
	135,877	71,654
Operating expenses	132,551	71,883
Operating income (loss)	3,326	(229)
Hotel Operations:		
Operating revenues	65,688	61,910
Inter-segment sales	11,685	6,600
	77,373	68,510
Operating expenses	73,535	65,535
Operating income (loss)	3,838	2,975
Other Businesses:		
Operating revenues	99,104	25,293
Inter-segment sales	77,117	19,347
	176,221	44,640
Operating expenses	176,439	41,503
Operating income (loss)	(218)	3,137
Consolidation:		
Total operating income (loss)	32,638	(4,934)
Elimination of inter-segment sales	(1,079)	(227)
Consolidated operating income (loss)	¥ 31,559	¥ (5,161)

Air Transportation

Operating revenues in the core air transportation segment rose 1.5%, to ¥980.5 billion, while operating expenses declined 2.3%, to ¥954.8 billion. As a result, operating income in air transportation was ¥25.6 billion, compared with an operating loss of ¥10.8 billion in the previous year.

On international routes, leisure demand was strong, and the number of passengers traveling overseas increased from the previous year. On domestic routes, competition intensified, but there were some signs that conditions were improving. A variety of discount fares stimulated demand, and in the second half of the year domestic passenger yields stopped declining.

Travel Services

Operating revenues in travel services rose 89.6%, to ¥135.8 billion, due to the new consolidation of ANA Sky Holiday Tours Co., Ltd., and other companies. Operating expenses were up 84.4%, to ¥132.5 billion, resulting in operating income of ¥3.3 billion, compared with an operating loss in the previous year.

With trends toward lower-priced package tours and the diversification of customer needs, the Company worked to further reinforce its integrated tour structuring and sales system, which is closely linked to market conditions. At the same time, the Company took steps to strengthen product competitiveness, quality control, and agency sales promotions. In domestic travel, the Company bolstered its planning and sales capabilities by spinning off ANA Sky Holiday Tours from ANA Trading Co., Ltd. As a result, ANA Sky Holiday brand packages surpassed 1 million customers for the first time, reaching 1.2 million customers for the year, due in part to the success of an Okinawa campaign. In overseas travel products, the Company began sales of products utilizing Star Alliance member companies and worked to expand sales of its mainstay ANA Hello Tour packages.

Hotel Operations

Operating revenues in hotel operations rose 12.9%, to ¥77.3 billion. Operating expenses rose only 12.2%, to ¥73.5 billion, and operating income increased 29.0%, to ¥3.8 billion.

Developments during the year included the start-up of operations at the ANA Hotel Toyama in August 1999 and the sale of shareholdings in ANA Hotels Singapore Ltd. Profits from domestic hotel operations rose from the previous year due to increased management efficiency resulting from the concentration of hotel assets in ANA Property Management Co., Ltd. (Narita, Okinawa Harbor View, Okinawa Royal View, Hiroshima), and to improvement in the cost structure due primarily to cost reduction efforts. In overseas hotel operations, hotels in Vienna and Sydney achieved record high levels of profits due to strong demand, marketing efforts that responded to customer needs, and the continued implementation of appropriate cost control measures.

Other Businesses

Operating revenues in other businesses increased 294.8%, to ¥176.2 billion. However, operating expenses, at ¥176.4 billion, exceeded operating revenues, resulting in an operating loss of ¥0.2 billion.

ANA Trading Co., Ltd., and ANA Trading subsidiaries that operate retail shops in domestic airports were newly consolidated, resulting in the large increase in operating revenues. Principal companies other than those newly consolidated are as follows. Infini Travel Information, Inc., which mainly develops terminals for airline-related information, recorded a large increase in sales due to aggressive sales activities. ANA Information Systems Planning Co., Ltd., which develops, maintains, and operates systems, worked to build a data warehouse for Group use and to increase sales to non-Group companies, and sales rose by a large margin. ANA Real Estate Co., Ltd., which conducts real estate sales and leasing and building management, maintained a high occupancy rate even though office leasing levels were declining and, in real estate sales, sold all of the properties that it had available for sale.

4. Passenger Data by Route (International)

Asia/Oceania

On flights serving Sydney and certain destinations in China, many business travelers downgraded, and leisure demand remained sluggish. However, Singapore, Hong Kong, and Seoul routes met customer preferences for inexpensive and close destinations, and conditions recovered, centered on leisure demand. On Asian routes overall, available seat-kilometers declined 4.6%, but revenue passenger-kilometers rose 7.0% and the load factor increased 7.7 percentage points. Passenger revenues were up 2.8%, but passenger yields declined about 4%.

Transpacific

Overall, business and leisure demand were both sluggish. From the fourth quarter, business demand showed signs of improvement, centered on the Los Angeles route. A significant contribution to performance was made throughout the year by such newly established routes as the Honolulu (inaugurated October 1998), San Francisco (December 1998), and Chicago (April 1999) routes. Available seat-kilometers on transpacific routes increased 34.6% and revenue passenger-kilometers rose 25.7%, while passenger revenues rose 21.3%. However, the load factor declined 4.3 percentage points, and passenger yields declined about 4% due to intensified competition with other companies and exchange rate fluctuations.

Europe

As on transpacific routes, business and leisure demand on European routes remained sluggish. The especially weak demand on European routes using Kansai Airport had a significant adverse effect on performance. From February 2000, however, demand began to recover on the Paris and London routes. On European routes overall, revenue passenger-kilometers declined 4.0%, while available seat-kilometers were down 5.1% due to the closing of the Kansai-Rome route. As a result, the load factor improved 0.8 percentage points. However, passenger revenues were down 11.4% and passenger yields declined about 8%.

	Passenger revenues Yen (Millions)		RPK (Millions)		ASK (Millions)		Load factor (%)	
Years ended March 31,	**2000**	1999	**2000**	1999	**2000**	1999	**2000**	1999
Asia	**63,910**	62,154	**7,230**	6,756	**10,096**	10,578	**71.6**	63.9
Transpacific	**60,895**	50,191	**8,608**	6,846	**14,194**	10,547	**60.6**	64.9
Europe	**54,043**	60,991	**6,560**	6,830	**9,302**	9,801	**70.5**	69.7
Total	**178,849**	173,337	**22,398**	20,433	**33,593**	30,928	**66.7**	66.1

Note: Passenger revenues by destination are the total of passenger revenues for ANA, ANK, and ADK and do not include intercompany eliminations.

5. Employment

Years ended March 31,	**2000**	1999
Air transportation (ANA, ANK, ADK)	**15,931**	16,590
Others (consolidated subsidiaries)	**12,133**	8,830
Total	**28,064**	25,420

Note: Figures are averages for each fiscal year.

March 31,	**2000**	1999
Air transportation	**21,165**	18,894
Travel services	**1,567**	803
Hotel operations	**4,082**	4,081
Other businesses	**3,489**	2,046
Total	**30,303**	25,824

Note: Figures represent year-end data.

There was a rise in the number of consolidated subsidiaries, and average employment rose 10.4%, to 28,064. The increase was principally due to the consolidation of ANA Trading and passenger handling companies. Approximately 57% of employees were involved in air transportation, compared with 65% in the previous year. Average employment in air transportation declined 4.0%, to 15,931, but productivity, measured by available seat-kilometers per employee, improved by 7.5%.

6. Facilities

Based on the principle of "selection and concentration," the ANA Group conducts capital investment with the goals of improving safety, competitiveness, and profitability. Capital investment in the year under review, which was principally for aircraft in air transportation operations, was ¥110.8 billion. Information for each operational segment is provided below.

	Yen (Millions)	
Years ended March 31,	2000	1999
Air transportation	¥ 96,413	¥57,197
Travel services	423	87
Hotel operations	18,186	6,604
Other businesses	5,295	14,127
Subtotal	120,317	78,015
Intercompany eliminations	(9,501)	(5,087)
Total	¥110,816	¥72,928

Notes: 1. Figures represent the book values of tangible and intangible fixed assets.
2. Figures do not include consumption tax.

Air Transportation

Purchases of aircraft and aircraft parts and advance payments on aircraft purchases totaled ¥69.5 billion. The delivery of six aircraft was accepted during the year. Purchases of air transportation related computer terminals and peripherals and of aircraft maintenance equipment totaled ¥9.1 billion. Advance payments for the construction of training facilities totaled ¥5.9 billion. ANA and consolidated subsidiaries in the air transportation segment made capital expenditures totaling ¥8.5 billion for the development and purchase of software for administrative laborsaving.

Travel Services

Capital expenditures of ¥0.2 billion were made for the development and purchase of software related to the sale of travel products.

Hotel Operations

Capital expenditures of ¥14.8 billion were made for hotel facilities and land as a result of the opening of the ANA Hotel Toyama and the purchase of hotel assets in Okinawa accompanying the reorganization of domestic hotel operations. Additional capital expenditures were made for the renovation and remodeling of existing hotel facilities.

Other Businesses

Investment in the development and purchase of software for administrative laborsaving at consolidated subsidiaries totaled ¥2.5 billion, and investment in the purchase of computer terminals and administrative equipment was ¥1.3 billion.

7. Aircraft Procurement Plan

ANA took delivery of four aircraft during the year under review: one Boeing 777-300, one Boeing 777-200, and two Airbus A321-100s. ANK took delivery of two Boeing 737-500s. Future air transportation related capital investment was reevaluated in accordance with the medium-term corporate plan. As a result, of firm orders scheduled for delivery in the two-year period ending March 2003, nine aircraft deliveries were postponed to the year ending March 2004 or later. At the end of March 2003, ANA plans to have 127 aircraft and ANK 22. Planned aircraft acquisitions and principal fleet composition during the period covered by the corporate plan are shown below.

New Aircraft Schedule

Years ended March 31,	2001	2002	2003	Total
B747-400	1	0	0	1
B777-200	3	0	0	3
A321-100	2	0	0	2
Total	6	0	0	6

Projected Fleet Composition

	2000		2001		2002		2003	
Years ended March 31,	Actual		Plan	vs. 2000	Plan	vs. 2001	Plan	vs. 2002
B747-400	22	(8)	23	+1	23	0	23	0
B747-200LR	4	(2)	3	–1	3	0	3	0
B747-100SR	11	(3)	11	0	9	–2	8	–1
B777-300	5	(4)	5	0	5	0	5	0
B777-200	13	(10)	16	+3	16	0	16	0
B767-300	42	(15)	42	0	42	0	42	0
B767-200	13	(11)	10	–3	6	–4	2	–4
B737-500	16	(7)	16	0	16	0	16	0
B737-200	3	(0)	0	–3	0	0	0	0
A321-100	5	(1)	7	+2	7	0	7	0
A320-200	25	(16)	25	0	25	0	25	0
YS-11	7	(0)	6	–1	4	–2	2	–2
Total	166	(77)	164	–2	156	–8	149	–7

Notes: 1. Figures include leased aircraft except ANK's operating leased aircraft.
2. Figures in paretheses indicate the number of leased aircraft included.

Years ended March 31,	Yen (Millions) 2000	1999
Net cash provided by operating activities	¥ 77,249	¥ 61,285
Net cash used in investing activities	(85,207)	(19,626)
Net cash provided by financing activities	45,640	17,227
Net increase (decrease) resulting from changes in exchange rates and scope of consolidation	15,146	(13,675)
Net increase (decrease) in cash and cash equivalents	52,828	45,211
Cash and cash equivalents at end of year	¥237,440	¥184,612

Capital investment was made in aircraft, including some not yet delivered, and in IT. In preparation for funds needed in the first half of the current fiscal year, marketable securities were sold, lent out funds collected, and bonds issued. As a result, cash and cash equivalents at the end of the year on a consolidated basis were ¥237.4 billion.

Operating income (loss) improved substantially, centered on air transportation operations, but special retirement expenses accompanying the implementation of an early retirement program and asset reduction measures for the Group as a whole were recorded. As a result, a loss before income taxes and minority interests was recorded, but this was offset by depreciation and amortization and other non-cash expenses, and net cash provided by operating activities was ¥77.2 billion.

Investment in aircraft, including some not yet delivered, and in IT, principally software development, totaled ¥111.2 billion. The Company took steps to raise funds, such as through the sale of investment securities and the collection of lent out funds. As a result, net cash used in investing activities was ¥85.2 billion.

Long- and short-term debt was reduced by ¥38.3 billion. To meet needed funds in the current fiscal period, such as the receipt of aircraft and the redemption of bonds, funds were raised, principally through the issuance of bonds. As a result, net cash provided by financing activities was ¥45.6 billion.

The balance of short- and long-term debt for the past two years is as follows.

March 31,	Yen (Millions) 2000	1999
Short-term debt:		
Loans, principally from banks	¥ 102,586	¥ 107,762
Long-term debt, including current portion:		
Loans, principally from banks	575,051	546,661
Notes and bonds	434,703	349,703
Total	¥1,112,340	¥1,004,126

In response to a request by ANA, Japan Credit Rating Agency, Ltd., provides a rating on long-term bonds issued by ANA. As of August 2000, this rating was A. Japan Rating and Investment Information, Inc., gave ANA a BBB credit rating as of August 2000. Management believes that these credit ratings present no difficulties with regard to the procurement of funds.

Exchange Rates, Fuel, and Interest Rates

The Company uses forward exchange agreements and currency options to hedge risks associated with exchange rate fluctuations posed by obligations denominated in foreign currencies, principally obligations to purchase aircraft. ANA uses commodity derivatives to control the risk of jet fuel price fluctuations and to stabilize expenses. The Group does not conduct hedging transactions for speculative purposes. The Company's fuel-related hedging activities are limited to a certain percentage of aggregate purchases of fuel in Japan and overseas. Furthermore, individual transactions are maintained within limits that are set monthly or quarterly in such a way that the Company's transactions will not affect the spot market. Foreign currency hedging is limited to the purchase of U.S. dollar forward agreements representing no more than a certain percentage of the cost of purchasing an aircraft.

In regard to interest rate risks, the Company principally raises funds at fixed rates and plans to take a flexible approach to fund-raising while monitoring interest rate trends.

Pension Liability

The pension plan of ANA and certain subsidiaries covers almost all employees other than corporate officers. Under this system, when an eligible employee reaches the mandatory retirement age or elects early retirement, a lump-sum payment is made based on the basic salary at the time of retirement and on the number of years of service at ANA or certain subsidiaries. In accordance with existing regulations, ANA and its principal domestic subsidiaries use a corporate pension plan to pay a portion of the lump-sum payments. In accordance with new pension accounting standards that took effect from the fiscal year beginning in April 2000, the Company must amortize the present value of its unfunded liability over a period no longer than 15 years.

As of March 31, 2000, the Group's outstanding pension liabilities calculated with a discount rate of 3.5% were ¥320.0 billion, pension assets were about ¥130.0 billion, and the reserve for employees' retirement benefits was about ¥70.0 billion. Accordingly, the unfunded pension liabilities were about ¥120.0 billion. The Company plans to amortize this amount over 15 years beginning with the fiscal year that started April 2000, which will result in the recording of about ¥8.0 billion a year as an expense in the non-consolidated and consolidated statements of income (loss). In addition, to reduce pension obligations to employees, the Company is in the process of amending the terms of its existing pension plan that are expected to reduce the unfunded pension liabilities by ¥30.0 billion. The decrease in the unfunded liability will be proportionally divided over a fixed number of years beginning in the year in which the pension system is amended, with the annual amortization expense of ¥8.0 billion described above reduced by an equivalent amount on the consolidated statements of income (loss).

ANA's medium-term corporate plan calls for lowering personnel expenses by freezing hiring and reducing the workforce. Through attrition and the expansion of the early retirement program, the plan aims for a 9% reduction in the workforce over the four years ending March 2003, to 2,600. At this point, it is not possible to accurately estimate the total expense of these workforce reductions over the period covered by the plan, but in the year ended March 2000, the Group recorded an expense of ¥5.7 billion.

Public-Sector Fees

Public-sector fees include landing and navigation fees, aviation fuel taxes, and fixed-asset taxes on aircraft. It is not possible for ANA to reduce landing and navigation fees and aviation fuel taxes through its own efforts. In the year ended March 2000, these two items accounted for about 16% of operating expenses in the air transportation segment. Beginning in April 1999, landing fees at Japanese airports other than those in the Tokyo and Osaka areas were reduced, and as a result during the year under review public-sector fees declined about 10%, to approximately ¥150.0 billion.

Over the past five years, revenue passenger-kilometers have declined about 23% on international routes and 15% on domestic routes. As a result, total public-sector fees represent about 20% of the cost of an average domestic airline ticket, a level far above most other countries. This presents Japanese airlines with an onerous burden at a time when competition is projected to remain intense. The early implementation of a significant reduction in public-sector fees would benefit not only ANA but also the traveling public in Japan. Furthermore, any such reduction would lead to a significant rise in the demand for air transportation.

Year 2000 Issue

ANA recognized the Year 2000 issue as an important management issue and took Groupwide countermeasures. There were no irregularities in aircraft; in reservation, ticket issuance, and flight operations systems; or in other general administrative systems. No problems were experienced within the ANA Group.

Consolidated Balance Sheets

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
March 31, 2000 and 1999

	Yen (Millions)		U.S. dollars (Thousands) (Note 3)
ASSETS	2000	1999	2000
Current assets:			
Cash	¥ 160,300	¥ 140,662	$ 1,510,127
Marketable securities (Note 4)	83,934	48,980	790,711
Accounts receivable, less allowance for doubtful accounts (¥2,294 million in 2000 and ¥1,194 million in 1999)	85,421	72,090	804,720
Accounts receivable from and advances to unconsolidated subsidiaries and affiliates	12,861	32,140	121,159
Inventories	52,834	51,719	497,730
Deferred income taxes (Note 7)	7,008	–	66,020
Prepaid expenses and other current assets	40,694	51,069	383,363
Total current assets	443,052	396,660	4,173,830
Investments and long-term receivables:			
Investments in securities	49,921	37,374	470,287
Investments in and advances to unconsolidated subsidiaries and affiliates (Note 5)	21,181	30,883	199,538
Lease and guaranty deposits	20,525	18,152	193,359
Housing loans to employees	8,282	6,891	78,022
Other long-term receivables	47,792	52,297	450,231
Total investments and long-term receivables	147,701	145,597	1,391,437
Property and equipment (Note 6):			
Flight equipment	952,810	911,353	8,976,072
Ground property and equipment	735,737	667,607	6,931,107
	1,688,547	1,578,960	15,907,179
Less accumulated depreciation	(861,137)	(832,084)	(8,112,455)
	827,410	746,876	7,794,724
Advance payments on aircraft purchase contracts	45,678	44,132	430,316
Construction in progress	5,761	11,858	54,272
Net property and equipment	878,849	802,866	8,279,312
Deferred income taxes — noncurrent (Note 7)	22,033	–	207,565
Other assets	42,982	50,066	404,917
Total assets	¥1,534,617	¥1,395,189	$14,457,061

See accompanying notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Yen (Millions) 2000	1999	U.S. dollars (Thousands) (Note 3) 2000
Current liabilities:			
Short-term loans (Note 6)	¥ 268,618	¥ 197,105	$ 2,530,551
Accounts and notes payable — trade	111,619	78,166	1,051,521
Accounts payable to unconsolidated subsidiaries and affiliates	3,409	16,314	32,115
Advance ticket sales	42,707	40,819	402,327
Accrued expenses	48,379	35,610	455,761
Accrued income taxes	4,113	1,916	38,747
Other current liabilities	19,657	14,944	185,181
Total current liabilities	498,502	384,874	4,696,203
Long-term liabilities:			
Long-term debt, less current portion (Note 6)	843,722	807,021	7,948,394
Accrued employees' retirement benefits	66,611	59,970	627,518
Deferred income taxes (Note 7)	106	–	998
Other long-term liabilities	25,287	28,542	238,220
Total long-term liabilities	935,726	895,533	8,815,130
Minority interests	2,933	2,467	27,631
Shareholders' equity (Notes 9 and 14):			
Common stock, par value ¥50 per share:			
Authorized — 2,203,200,000 shares			
Issued, 2000 — 1,442,725,111 shares	72,142	–	679,623
Issued, 1999 — 1,442,725,111 shares	–	72,142	–
Capital surplus	90,135	90,135	849,129
Deficit	(64,379)	(49,959)	(606,491)
Less common stock in treasury, at cost	(442)	(3)	(4,164)
Total shareholders' equity	97,456	112,315	918,097
Commitments and contingent liabilities (Note 10)			
Total liabilities and shareholders' equity	¥1,534,617	¥1,395,189	$14,457,061

Consolidated Statements of Income (Loss)

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2000 and 1999

	Yen (Millions)		U.S. dollars (Thousands) (Note 3)
	2000	1999	2000
Operating revenues:			
Passenger	¥ 778,765	¥ 788,414	$ 7,336,458
Cargo	67,763	63,599	638,370
Incidental and other	363,119	218,760	3,420,810
	1,209,647	1,070,773	11,395,638
Operating expenses:			
Aircraft and flight operations	284,152	274,489	2,676,891
Aircraft maintenance	68,209	101,927	642,572
In-flight services	62,029	68,565	584,352
Flight control and ground handling	240,599	256,499	2,266,594
Reservations, sales and advertising	200,999	180,899	1,893,537
General and administrative	39,604	50,167	373,095
Depreciation and amortization	58,441	73,420	550,551
Other costs	224,055	69,968	2,110,740
	1,178,088	1,075,934	11,098,332
Operating income (loss)	31,559	(5,161)	297,306
Non-operating income (expenses):			
Interest and dividend income	8,466	8,625	79,755
Gain on sale of property and equipment	4,504	12,126	42,431
Interest expenses	(38,950)	(40,305)	(366,934)
Loss on sales of marketable securities	(474)	(99)	(4,466)
Equity in income of affiliates	427	(211)	4,023
Other — net	(28,221)	22,595	(265,860)
	(54,248)	2,731	(511,051)
Income (loss) before income taxes and minority interests	(22,689)	(2,430)	(213,745)
Income taxes (Note 7)			
Current	5,951	2,659	56,062
Deferred	(11,427)	399	(107,649)
	(5,476)	3,058	(51,587)
Income (loss) before minority interests	(17,213)	(5,488)	(162,158)
Minority interests in income of consolidated subsidiaries	2,012	756	18,955
Net income (loss)	¥ (15,201)	¥ (4,732)	$ (143,203)

	Yen		U.S. dollars (Note 3)
	2000	1999	2000
Net income (loss) per share (Note 2)	¥(10.54)	¥(3.28)	$(0.099)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2000 and 1999

	Yen (Millions)		U.S. dollars (Thousands) (Note 3)
	2000	1999	2000
Common stock:			
Balance at beginning of year	¥ 72,142	¥ 72,142	$ 679,623
Conversion of convertible bonds	–	–	–
Balance at end of year	72,142	72,142	679,623
Capital surplus:			
Balance at beginning of year	90,135	90,135	849,129
Conversion of convertible bonds	–	–	–
Balance at end of year	90,135	90,135	849,129
Deficit:			
Balance at beginning of year	(49,959)	(44,238)	(470,645)
Net income (loss) for year	(15,201)	(4,732)	(143,203)
Increase resulting from consolidation			
Increase resulting from changes in equity interest in subsidiaries and affiliates	1,009	–	9,505
Increase resulting from changes in equity interest in subsidiaries	–	390	–
Increase resulting from changes in scope of consolidation	3,676	–	34,630
Prior period deferred tax adjustment	2,141	–	20,170
	6,826	390	64,305
Decrease resulting from consolidation			
Decrease resulting from changes in scope of consolidation	(3,041)	(1,379)	(28,648)
Decrease resulting from changes in equity interest in subsidiaries and affiliates	(2,978)	–	(28,055)
Cash dividends paid	(16)	–	(151)
Bonuses to directors and statutory auditors	(10)	–	(94)
	(6,045)	(1,379)	(56,948)
Balance at end of year	(64,379)	(49,959)	(606,491)
Less common stock in treasury, at cost	(442)	(3)	(4,164)
Total shareholders' equity	¥ 97,456	¥112,315	$ 918,097

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2000 and 1999

	Yen (Millions)		U.S. dollars (Thousands) (Note 3)
	2000	1999	2000
Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	¥ (22,689)	¥ (2,430)	$ (213,745)
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	58,441	73,420	550,551
(Income) loss on disposal and sale of property and equipment	10,673	(900)	100,546
Increase (decrease) in allowance for doubtful accounts	(8,812)	150	(83,015)
Interest expenses	38,950	40,305	366,934
Interest and dividend income	(8,466)	(8,625)	(79,755)
Exchange loss	9,254	5,817	87,179
(Increase) decrease in accounts receivable	23,811	(7,153)	224,315
(Increase) decrease in other current assets	7,930	(6,721)	74,706
Increase (decrease) in accounts and notes payable — trade	(16,785)	(865)	(158,125)
Other — net	17,874	(27,175)	168,384
Cash generated from operations	110,181	65,823	1,037,975
Interest and dividend received	8,466	8,625	79,755
Interest paid	(37,893)	(40,305)	(356,976)
Income taxes paid	(3,224)	(3,730)	(30,372)
Other — net	(281)	30,872	(2,648)
Net cash provided by operating activities	77,249	61,285	727,734
Cash flows from investing activities:			
Purchase of property and equipment	(111,269)	(72,928)	(1,048,224)
Proceeds from sales of property and equipment	7,563	49,423	71,248
(Increase) decrease in investments	12,800	(4,033)	120,584
(Increase) decrease in advances	4,384	2,869	41,300
Other — net	1,315	5,043	12,388
Net cash used in investing activities	(85,207)	(19,626)	(802,704)
Cash flows from financing activities:			
Increase (decrease) in short-term loans	(13,104)	6,687	(123,448)
Proceeds from long-term debt	72,574	55,161	683,693
Repayment of long-term debt	(97,789)	(67,120)	(921,234)
Proceeds from issuance of bonds	105,000	30,000	989,166
Repayment of bonds	(20,000)	(7,501)	(188,413)
Cash dividends paid	(16)	–	(151)
Other — net	(1,025)	–	(9,655)
Net cash provided by financing activities	45,640	17,227	429,958
Effect of exchange rate changes on cash and cash equivalents	(7,367)	(13,675)	(69,402)
Net increase (decrease) in cash and cash equivalents	30,315	45,211	285,586
Cash and cash equivalents at beginning of year	184,612	139,401	1,739,162
Net increase (decrease) resulting from changes in scope of consolidation	22,513	–	212,087
Cash and cash equivalents at end of year	¥ 237,440	¥184,612	$2,236,835

See accompanying notes to consolidated financial statements.

1. Basis of presenting consolidated financial statements

All Nippon Airways Co., Ltd. (the Company) and its domestic subsidiaries maintain their books of account in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan, and the Company's foreign subsidiaries in conformity with accounting principles and practices of the countries of their domicile.

In addition, the notes to the consolidated financial statements include information which is not required under accounting principles and practices generally accepted in Japan but is presented herein as additional information.

The accompanying consolidated financial statements have been compiled from the consolidated financial statement filed with the Minister of Finance as required by the Securities and Exchange Law of Japan. In preparing the accompanying financial statements certain reclassifications have been made in the financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

2. Summary of significant accounting policies

(a) Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all of its significant subsidiaries (115 subsidiaries for 2000 and 76 subsidiaries for 1999). All significant intercompany accounts and transactions have been eliminated.

Investments in certain subsidiaries and significant affiliates (33 companies for 2000 and 46 companies for 1999) are accounted for by the equity method of accounting. The difference between the cost and the underlying net equity in the net assets at dates of acquisition of consolidated subsidiaries and companies accounted for by the equity method of accounting is amortized on a straight-line method over a period of five years.

Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method of accounting (80 companies for 2000 and 52 companies for 1999) are stated at cost. The companies' equity in undistributed earnings of these companies is not significant.

During the years 2000 and 1999, subsidiaries which were not consolidated in prior years were included in consolidation. Also, in connection with the changes in consolidation accounting standards from an equity to a control basis effective from fiscal 2000, the Company increased the number of subsidiaries subject to consolidation from 76 in 1999 to 115 in 2000. The effects of these changes on the consolidated financial position and results of operations have been credited or charged to retained earnings and the consolidated financial statements for prior years have not been restated.

(b) Deferred tax accounting

From fiscal 2000, companies in Japan are required to apply deferred tax accounting, which had not been necessary in fiscal 1999, except in certain cases. The effect of adopting deferred tax accounting as of April 1, 1999 in the amount of ¥2,141 million ($20,170 thousand) has been credited to retained earnings in accordance with accounting principles and practices generally accepted in Japan. Accordingly, no retroactive adjustments for the adoption of deferred tax accounting have been reflected in the financial statements as of and for the year ended March 31, 1999.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating losses and tax credits carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(c) Foreign currency translation

(i) Foreign currency short-term and long-term receivables and payables are translated at the historical rates, except for those receivables and payables covered by forward exchange contracts, which are translated at the contract rates.

(ii) Foreign currency revenues and expenses are translated at the rates of exchange prevailing when such transactions are made.

(d) Marketable securities and investment securities

Marketable securities, including equity securities and investment securities, are stated at cost (principally using the average method) adjusted for any substantial (more than 50%) decline in value which the companies consider non-temporary.

(e) Allowance for doubtful receivables
A general provision is made for doubtful receivables at a rate equivalent to the higher of that which is allowed in Japan as an expense for tax purposes and that which is demonstrated to be required by a review of receivables. Provisions are made against specific receivables as and when required.

(f) Inventories
Inventories are aircraft spare parts, supplies and stock in trade of consolidated subsidiaries.

These are stated at cost. Cost is determined by the average method for aircraft spare parts and the first-in, first-out method for miscellaneous supplies.

(g) Property and equipment and normal depreciation
Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Flight equipment:

Boeing 747-400s, other Boeing 747s, Boeing 777s, Boeing 767s, Boeing 737-500s, Airbus A320s, Airbus A321s and NAMC YS-11s	Straight-line method
Other flight equipment	Declining balance method
Buildings	Straight-line method
Other ground property and equipment	Declining balance method

Depreciation of Boeing 767s, other Boeing 747s than Boeing 747-400s, Airbus A320s and Airbus A321s had been computed by the sum-of-years-digit method until March 31, 1999 and, effective April 1, 1999, the Company changed the depreciation method of these flight equipment to straight-line primarily due to the relative slowdown of technology development and extension of their economic useful lives. The effect of this change in the depreciation method was to decrease depreciation expense and loss before income taxes for the year ended March 31, 2000 by ¥7,334 million ($69,090 thousand).

The Company employs the following life period principally based upon the Company's estimated durability of such aircraft.

International type equipment	20 years
Domestic type equipment	17 years

Effective April 1, 1999, the Company and a subsidiary revised the estimated useful lives of aircraft from 15 years for international type equipment and 13 years for domestic type equipment to 20 years and 17 years, respectively. The effect of this revision was to decrease depreciation expense and loss before income taxes for the year ended March 31, 2000 by ¥14,668 million ($138,181 thousand).

Major additions and improvements are capitalized at cost. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred.

(h) Retirement benefits
The retirement benefits plan of the Company and some of the subsidiaries cover substantially all employees other than directors. Under the terms of this plan, eligible employees are entitled, upon mandatory retirement or earlier voluntary severance, to lump-sum payments based on their compensation at the time of leaving and years of service with the Company and some of the subsidiaries.

The Company and certain significant domestic subsidiaries are adopting non-contributory funded pension plans to provide coverage for part of the lump-sum benefits under existing retirement regulations. The current cost and amortization of prior service costs of the pension plan are determined actuarially and charged to income. The prior service costs amounted to ¥14,825 million ($139,660 thousand) at March 31, 1999 and are amortized over a period of approximately 20 years.

Accrued retirement benefits are stated at 40% of the net obligation which would be required to be paid under existing retirement regulations if all eligible employees voluntarily severed their employment at the end of each fiscal year, having made allowance for benefits expected to be covered from the above-mentioned pension plan.

Directors and statutory auditors are not covered by the programs described above. Benefits paid to such persons are charged to income as paid since amounts vary with circumstances, and it is therefore not practicable to compute the liability for future payments.

The Company is required to apply new pension accounting standards from the fiscal year ending March 31, 2001. See Management's Discussion and Analysis on page 27.

(i) Revenue recognition
Passenger revenues, cargo and other operating revenues are recorded when services are rendered.

(j) Appropriation of retained earnings
Under the Commercial Code of Japan, the appropriation of unappropriated retained earnings of the Company with respect to a financial period is made by resolution of the Company's shareholders at a general meeting to be held subsequent to the close of the financial period and the accounts for that period do not therefore reflect such appropriation. See Note 14.

(k) Net income (loss) per share
The computation of net income per share of common stock is based on the weighted average number of shares outstanding during each year.

Resulting with net loss in fiscal 1999 and 2000, net income per share assuming full dilution is not disclosed.

(l) Leases

Finance lease transactions other than ones that are expected to transfer ownership of the assets are accounted for as operating leases. See Note 8.

(m) Bond issuance costs and development costs

Bond issuance costs and development costs are principally capitalized and amortized over a period of three years and five years, respectively.

(n) Cash equivalents

For the purpose of statements of cash flows, cash and short-term, highly liquid investments with a maturity of three months or less are treated as cash equivalents.

(o) Reclassification

Certain accounts for 1999 have been reclassified in the accompanying financial statements to conform with the 2000 presentation.

3. Financial statement translation

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥106.15=US$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2000. This translation should not be construed as a representation that the amounts shown could be converted into United States dollars at such rate.

4. Marketable securities

Market value information readily available at March 31, 2000 and 1999 on marketable and investment securities is summarized as follows:

	Marketable securities			Investment securities		
	Yen (Millions)		U.S. dollars (Thousands)	Yen (Millions)		U.S. dollars (Thousands)
	2000	1999	2000	2000	1999	2000
Market value	¥5,520	¥2,549	$52,001	¥17,155	¥21,507	$161,610
Carrying amount	5,418	2,591	51,040	9,717	15,189	91,540
Unrealized gain (loss)	¥ 102	¥ (41)	$ 961	¥ 7,438	¥ 6,318	$ 70,070

Funds in trust included in other current assets in the amount of ¥5,327 million ($50,183 thousand) and ¥11,239 million at March 31, 2000 and 1999, respectively, represent short-term funds deposited with and managed by trust banks. Each fund consists mainly of marketable equity securities and interest-bearing bonds and is stated at cost. The above table does not reflect information of such funds in trust.

5. Investments in and advances to unconsolidated subsidiaries and affiliates

Investments in and advances to unconsolidated subsidiaries and affiliates at March 31, 2000 and 1999 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2000	1999	2000
Investments in capital stock	¥19,670	¥29,319	$185,304
Advances	1,511	1,564	14,234
	¥21,181	¥30,883	$199,538

6. Short-term loans and long-term debt

Short-term loans at March 31, 2000 and 1999 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2000	1999	2000
Short-term bank loans	¥102,586	¥107,762	$ 966,425
Current portion of long-term debt	103,032	69,343	970,626
Current portion of bond payable	63,000	20,000	593,500
	¥268,618	¥197,105	$2,530,551

The interest rates on the above short-term loans were between 0.55% and 6.32% per annum in 2000 and between 0.68% and 6.60% per annum in 1999.

Long-term debt at March 31, 2000 and 1999 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2000	1999	2000
Bonds and notes:			
9.75% US$ notes due 2000	¥ 13,000	¥ 13,000	$ 122,468
6.35% notes due 2000	–	20,000	–
4.4% notes due 2000	20,000	20,000	188,413
3.075% notes due 2007	35,000	35,000	329,722
2.75% notes due 2009	20,000	20,000	188,413
3.2% notes due 2017	20,000	20,000	188,413
2.9% notes due 2008	20,000	20,000	188,413
1.37% notes due 2001	30,000	30,000	282,619
2.2% notes due 2004	20,000	–	188,413
3% notes due 2007	10,000	–	94,206
2.05% notes due 2006	15,000	–	141,309
1% notes due 2002	20,000	–	188,413
3% notes due 2011	10,000	–	94,206
2.08% notes due 2006	20,000	–	188,413
3% notes due 2010	10,000	–	94,206
1.8% yen convertible bonds due 2003	49,210	49,210	463,589
0.4% yen convertible bonds due 2005	92,493	92,493	871,342
0% yen convertible bonds due 2000	30,000	30,000	282,619
	434,703	349,703	4,095,177
Loans, principally from banks:			
Secured, bearing interest from 0.35% to 7.65% in 2000 and 0.63% to 7.65% in 1999, maturing in installments through 2019	339,756	341,009	3,200,716
Unsecured, bearing interest from 1.44% to 8.16% in 2000 and 1.29% to 7.8% in 1999, maturing in installments through 2022	235,295	205,652	2,216,627
	575,051	546,661	5,417,343
	1,009,754	896,364	9,512,520
Less current portion	166,032	89,343	1,564,126
	¥ 843,722	¥807,021	$7,948,394

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligation becomes due, or in the event of default and certain other specified events, to offset cash deposits against such obligations due to the bank.

Certain bonds and notes and foreign currency loans are guaranteed by domestic banks and foreign banks.

The convertible bonds at March 31, 2000 were convertible into the following numbers of shares of common stock at the following current conversion prices:

	Conversion price per share		Number of shares
1.8% yen convertible bonds due 2003	¥2,052.60	($19.33)	23,974,471
0.4% yen convertible bonds due 2005	¥1,148.00	($10.81)	80,568,815
0% yen convertible bonds due 2000	¥ 596.00	($5.61)	50,335,570

The following assets were pledged as collateral for short-term and long-term debt at March 31, 2000:

	Yen (Millions)	U.S. dollars (Thousands)
Property and equipment, at net book value:		
Flight equipment	¥255,856	$2,410,325
Ground property and equipment	225,744	2,126,650
	¥481,600	$4,536,975

The aggregate annual maturities of long-term debt after March 31, 2000 are as follows:

	Yen (Millions)	U.S. dollars (Thousands)
2001	¥ 166,032	$1,564,126
2002	100,028	942,327
2003	152,045	1,432,360
2004 and thereafter	591,649	5,573,707
	¥1,009,754	$9,512,520

The amounts in the above table have been calculated on the assumption that all outstanding convertible bonds at March 31, 2000 would not be converted prior to maturity.

7. Income taxes

The Company is subject to a number of taxes on income (corporation tax, inhabitants tax and enterprise tax) which in aggregate resulted in a normal corporate tax rate of approximately 42.0% in 2000 and 47.7% in 1999.

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at March 31, 2000 are as follows:

	Yen (Millions)	U.S. dollars (Thousands)
Deferred tax assets:		
Unrealized gain on inventories and property and equipment	¥ 14,486	$ 136,467
Tax loss carry-forward	11,430	107,678
Accrued employees' retirement benefits	6,425	60,528
Valuation loss on investments in securities	6,135	57,796
Accrued expenses	1,848	17,409
Other	9,070	85,445
Total gross deferred tax assets	49,394	465,323
Less valuation allowance	(18,025)	(169,807)
Net deferred tax assets	31,369	295,516
Deferred tax liabilities:		
Special depreciation reserve and special account reserve for reduction in land	(2,178)	(20,518)
Other	(256)	(2,411)
Total gross deferred tax liabilities	(2,434)	(22,929)
Net deferred tax assets	¥ 28,935	$ 272,587

8. Leases

(a) Finance leases

Finance lease transactions other than those that are expected to transfer ownership of the assets are accounted for as operating leases. Information on finance leases which are not recorded as assets and liabilities is summarized as follows.

Estimated acquisition costs, estimated amount of accumulated depreciation and estimated net book value of the lease properties at March 31, 2000 and 1999 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2000	1999	2000
Aircraft:			
Estimated acquisition costs	¥236,121	¥247,754	$2,224,410
Estimated amount of accumulated depreciation	76,765	58,229	723,176
Estimated net book value	159,356	189,524	1,501,234
Others:			
Estimated acquisition costs	19,228	7,200	181,135
Estimated amount of accumulated depreciation	8,431	4,345	79,426
Estimated net book value	10,796	2,854	101,709
Total:			
Estimated acquisition costs	255,349	254,954	2,405,545
Estimated amount of accumulated depreciation	85,196	62,575	802,602
Estimated net book value	170,152	192,379	1,602,943

Outstanding finance leases obligations at March 31, 2000 and 1999 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2000	1999	2000
Current portion of finance leases obligations	¥ 23,665	¥ 22,895	$ 222,939
Long-term finance leases obligations	156,405	177,856	1,473,433
	¥180,071	¥200,751	$1,696,372

Estimated amount of depreciation, estimated finance charges and lease expenses for the years ended March 31, 2000 and 1999 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2000	1999	2000
Estimated amount of depreciation by the straight-line method over the lease period	¥24,769	¥21,388	$233,339
Estimated interest costs	6,094	5,845	57,409

Annual lease expenses charged to income were ¥29,331 million ($276,316 thousand) and ¥25,473 million in 2000 and 1999, respectively.

(b) Operating leases

The rental payments required under the operating leases that have initial or remaining noncancelable lease term in excess of one year at March 31, 2000 and 1999 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2000	1999	2000
Current portion of operating leases obligations	¥ 44,604	¥ 44,738	$ 420,197
Long-term operating leases obligations	193,001	237,596	1,818,191
	¥237,606	¥282,334	$2,238,388

9. Shareholders' equity

(a) Common stock and capital surplus

Under the Japanese Commercial Code, at least 50% of the issue price of new shares, with a minimum of the par value thereof, is required to be credited to the common stock account. Any remaining excess of proceeds over amounts credited to the common stock account is required to be credited to the capital surplus account.

(b) Deficit

Deficit at March 31, 2000 and 1999 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2000	1999	2000
Legal reserve	¥ 10,301	¥ 10,301	$ 97,041
Special depreciation reserve	2,583	7,542	24,333
General reserve	1,600	1,600	15,073
Special account reserve for reduction in land	785	1,356	7,395
Unappropriated	(79,648)	(70,758)	(750,333)
	¥(64,379)	¥(49,959)	$(606,491)

Special depreciation reserve and special account reserve for reduction in land have been provided for purposes of tax deferral. These reserves must be recorded on the books of account for retained earnings (deficit) and are required to be reversed to taxable income in the future. Under the Special Taxation Measures Law, the Company is permitted to provide special depreciation on new aircraft, for two fiscal years, at the maximum rate of 9% of aggregate acquisition costs. The special depreciation reserve thus provided is reversed evenly to taxable income over the subsequent seven years as appropriations of retained earnings (deficit). See Note 14.

Because of the implementation of deferred tax accounting during the year ended March 31, 2000, the special depreciation reserve and the special account reserve for reduction in land at March 31, 2000 are stated net of related deferred taxes. See Note 2 (b).

(c) Legal reserve

Under the Japanese Commercial code, the Company is required to appropriate as legal reserve an amount equal to at least 10% of appropriations paid by cash until the reserve equals 25% of the stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be capitalized by resolution of the Board of Directors. The legal reserve in the accompanying consolidated financial statements includes only that of the Company. The Company's equity in the legal reserves of its consolidated subsidiaries is included in consolidated retained earnings.

10. Commitments and contingent liabilities

At March 31, 2000, commitments outstanding for the acquisition or construction of property and equipment amounted to approximately ¥202,536 million ($1,908,016 thousand).

The Company and consolidated subsidiaries were contingently liable as guarantor of loans, principally to affiliates, amounting to ¥11,979 million ($112,849 thousand) at March 31, 2000.

The Company executed contracts with certain financial institutions that require the Company to deposit amounts equivalent to the face value of bonds to be matured and related interest to be paid until maturity and the financial institutions to subsequently pay the financial obligations on behalf of the Company. This type of financial arrangement allows the Company to remove such financial obligations from the balance sheet and to report them as contingent liabilities, although the Company is still legally liable to bondholders for such obligations. At March 31, 2000, the Company was contingently liable under such arrangements in the amount of ¥50,000 million ($471,031 thousand).

11. Derivatives

The Company and its subsidiaries use derivatives with off-balance-sheet risk, such as forward exchange contracts, interest rate swaps and commodity options and swaps, to limit their exposure to fluctuations in foreign exchange rates, interest rates and commodity prices. The Company and its subsidiaries do not use derivatives for trading purposes. The Company is exposed to credit-related losses in the event of nonperformance by the counter-parties to those derivatives, but does not expect any counter-parties to fail to meet their obligations given their high credit ratings.

At March 31, 2000 and 1999, the market value information on derivatives is summarized as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2000	1999*	2000
Forward foreign exchange contracts, principally U.S. dollars:			
Contract amount:			
To buy foreign currencies	¥54,578	¥67,460	$514,159
To sell foreign currencies	152	–	1,431
	54,733	67,460	515,619
Market value, net	51,660	68,105	486,669
Unrealized gain (loss)	(3,033)	645	(28,572)
Interest rate swaps:			
Notional amount:			
Receive-fixed interest rate swaps	20,000	–	188,412
Pay-fixed interest rate swaps	18,326	–	172,642
	38,326	–	361,055
Market value, net	18	–	169
Unrealized gain, net	18	–	169
Commodity options and swaps, principally fuel swaps:			
Notional amount	5,785	2,781	54,498
Market value including option premium, net	237	65	2,232
Unrealized gain, net	197	65	1,855

The above information on forward exchange contracts excludes those applied to payables and receivables denominated in foreign currencies in the balance sheets.

* Amounts represent those on a nonconsolidated basis, as the Company was not required to disclose the above information on a consolidated basis.

12. Segment information

The Company and consolidated subsidiaries conduct operations in air transportation, travel services, hotel operations and other businesses. The respective businesses other than the air transportation, travel services and hotel operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, are included in "Other businesses" in the following industry segment information.

Other segment information of the Company and its subsidiaries such as geographical breakdown of sales and assets is not disclosed because of its insignificance.

The segment information for the years ended March 31, 2000, and 1999 is as follows:

	Yen (Millions)						
Year ended March 31, 2000	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	¥920,447	¥124,408	¥65,688	¥ 99,104	¥1,209,647	¥ –	¥1,209,647
Intra-group sales and transfers	60,056	11,469	11,685	77,117	160,327	(160,327)	–
Total	980,503	135,877	77,373	176,221	1,369,974	(160,327)	1,209,647
Operating expenses	954,811	132,551	73,535	176,439	1,337,336	(159,248)	1,178,088
Operating income (loss)	¥ 25,692	¥ 3,326	¥ 3,838	¥ (218)	¥ 32,638	¥ (1,079)	¥ 31,559

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,141,468	¥21,729	¥214,557	¥210,685	¥1,588,439	¥(53,822)	¥1,534,617
Depreciation and amortization	50,077	183	4,622	3,559	58,441	–	58,441
Capital expenditures	96,413	423	18,186	5,295	120,317	(9,501)	110,816

	U.S. dollars (Thousands)						
Year ended March 31, 2000	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	$8,671,192	$1,172,002	$618,822	$ 933,622	$11,395,638	$ –	$11,395,638
Intra-group sales and transfers	565,765	108,045	110,080	726,490	1,510,380	(1,510,380)	–
Total	9,236,957	1,280,047	728,902	1,660,112	12,906,018	(1,510,380)	11,395,638
Operating expenses	8,994,922	1,248,714	692,746	1,662,167	12,598,549	(1,500,217)	11,098,332
Operating income (loss)	$ 242,035	$ 31,333	$ 36,156	$ (2,055)	$ 307,469	$ (10,163)	$ 297,306

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	$10,753,349	$204,701	$2,021,262	$1,984,786	$14,964,098	$(507,037)	$14,457,061
Depreciation and amortization	471,757	1,724	43,542	33,528	550,551	–	550,551
Capital expenditures	908,271	3,984	171,323	49,882	1,133,460	(89,505)	1,043,955

Year ended March 31, 1999	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
	Yen (Millions)						
Operating revenues	¥923,391	¥60,179	¥61,910	¥25,293	¥1,070,773	¥ –	¥1,070,773
Intra-group sales and transfers	42,591	11,475	6,600	19,347	80,013	(80,013)	–
Total	965,982	71,654	68,510	44,640	1,150,786	(80,013)	1,070,773
Operating expenses	976,799	71,883	65,535	41,503	1,155,720	(79,786)	1,075,934
Operating income (loss)	¥ (10,817)	¥ (229)	¥ 2,975	¥ 3,137	¥ (4,934)	¥ (227)	¥ (5,161)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,045,268	¥17,735	¥196,859	¥103,006	¥1,362,868	¥32,321	¥1,395,189
Depreciation and amortization	63,094	49	4,672	1,172	68,987	–	68,987
Capital expenditures	57,197	87	6,604	14,127	78,015	(5,087)	72,928

13. Supplementary income information

	Yen (Millions)		U.S. dollars (Thousands)
	2000	1999	**2000**
Provision for retirement and severance benefits and pension expense	**¥22,112**	¥17,180	**$208,308**
Foreign exchange loss	**(9,254)**	(5,817)	**(87,179)**

14. Subsequent events

At the shareholders' meeting held on June 29, 2000, the following appropriations from unappropriated retained earnings of the Company were approved by the shareholders:

	Yen (Millions)	U.S. dollars (Thousands)
Transfer from special depreciation reserve, net of deferred taxes	¥1,282	$12,077
Transfer to special account reserve for reduction in fixed assets, net of deferred taxes	905	8,525

On May 9, 2000, the Company issued 0.75% convertible bonds due 2015 in the amount of ¥40,000 million at 101% of par. The bonds are convertible at ¥302 ($2.84) per share, aggregating 132,450 thousand shares of common stock, from June 5, 2000 to March 24, 2015.

15. Differences between Japanese accounting principles and International Accounting Standards

The consolidated financial statements of the Company are principally prepared in comformity with accounting principles and practices generally accepted in Japan, which differ from International Accounting Standards mainly in the following respects:

Finance leases . . . . See note 8.
Market-to-market . . . . See notes 4 and 11.
Retirement and pension benefits . . . See note 2 (h).

The Board of Directors
All Nippon Airways Co., Ltd.

We have audited the consolidated balance sheets of All Nippon Airways Co., Ltd. and consolidated subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of income(loss), shareholders' equity, and cash flows for the years then ended , all expressed in yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the consolidated financial position of All Nippon Airways Co., Ltd. and consolidated subsidiaries at March 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis, except for the accounting changes, with which we concur, as described in Note 2(g) to the consolidated financial statements.

As described in Note 2(a) and 2(b) to the consolidated financial statements, All Nippon Airways Co., Ltd. and consolidated subsidiaries have adopted new accounting standards for consolidation and tax-effect accounting in the preparation of their consolidated financial statements for the year ended March 31, 2000.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2000 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

Century Ota Showa & Co.

Century Ota Showa & Co.

Tokyo, Japan
June 29, 2000

See note 1 to the consolidated financial statements which explains the basis of preparing the consolidated financial statements of All Nippon Airways Co., Ltd. under Japanese accounting principles and practices.

Additional Financial Information (unaudited)
Nonconsolidated Balance Sheets

All Nippon Airways Co., Ltd.
March 31, 2000 and 1999

	Yen (Millions)		U.S. dollars (Thousands)
ASSETS	2000	1999	2000
Current assets:			
Cash	¥ 102,070	¥ 77,228	$ 961,566
Marketable securities	67,425	44,228	635,189
Accounts receivable, less allowance for doubtful accounts (¥368 million in 2000 and ¥502 million in 1999)	58,680	55,037	552,803
Accounts receivable from and advances to subsidiaries and affiliates	27,692	37,825	260,876
Aircraft spare parts and supplies	42,956	42,549	404,675
Deferred income taxes	3,717	–	35,021
Prepaid expenses and other current assets	32,437	42,560	305,579
Total current assets	334,978	299,430	3,155,711
Investments and long-term receivables:			
Investments in securities	22,776	20,014	214,569
Investments in and advances to subsidiaries and affiliates	157,168	159,950	1,480,627
Lease and guaranty deposits	6,125	6,621	57,706
Housing loans to employees	7,853	6,825	73,987
Other long-term receivables	19,330	20,482	182,106
Total investments and long-term receivables	213,255	213,893	2,008,998
Property and equipment:			
Flight equipment	916,936	887,213	8,638,120
Ground property and equipment	438,362	441,697	4,129,653
	1,355,298	1,328,911	12,767,773
Less accumulated depreciation	(774,111)	(771,902)	(7,292,616)
	581,187	557,008	5,475,157
Advance payments on aircraft purchase contracts	45,405	41,632	427,751
Construction in progress	4,273	9,988	40,256
Net property and equipment	630,867	608,629	5,943,165
Deferred income taxes — noncurrent	4,377	–	41,235
Other assets	18,068	15,116	170,212
Total assets	¥1,201,546	¥1,137,069	$11,319,323

LIABILITIES AND SHAREHOLDERS' EQUITY	Yen (Millions) 2000	1999	U.S. dollars (Thousands) 2000
Current liabilities:			
Current portion of long-term debt	¥ 131,806	¥ 73,507	$ 1,241,702
Accounts and notes payable — trade	66,824	63,362	629,533
Accounts payable to subsidiaries and affiliates	21,993	23,344	207,195
Advance ticket sales	40,041	38,349	377,217
Accrued expenses	33,477	25,154	315,375
Accrued income taxes	118	151	1,114
Other current liabilities	9,362	8,406	88,202
Total current liabilities	303,625	232,276	2,860,339
Long-term liabilities:			
Long-term debt, less current portion	662,212	660,155	6,238,460
Accrued employees' retirement benefits	54,069	55,419	509,367
Reserve for losses on related businesses	4,335	–	40,846
Other long-term liabilities	7,735	12,034	72,872
Total long-term liabilities	728,353	727,610	6,861,547
Shareholders' equity:			
Common stock, par value ¥50 per share:			
Authorized — 2,203,200,000 shares			
Issued, 2000 — 1,442,725,111 shares	72,142	–	679,630
Issued, 1999 — 1,442,725,111 shares	–	72,142	–
Capital surplus	90,135	90,135	849,137
Legal reserve	10,301	10,301	97,041
Retained earnings	(3,011)	4,603	(28,373)
Total shareholders' equity	169,567	177,182	1,597,436
Total liabilities and shareholders' equity	¥1,201,546	¥1,137,069	$11,319,323

Additional Financial Information (unaudited)
Nonconsolidated Statements of Income (Loss)

All Nippon Airways Co., Ltd.
Years ended March 31, 2000 and 1999

	Yen (Millions)		U.S. dollars (Thousands)
	2000	1999	2000
Operating revenues:			
Passenger	¥759,894	¥757,130	$7,158,681
Cargo	66,306	62,098	624,648
Incidental and other	85,648	83,795	806,867
	911,849	903,024	8,590,196
Operating expenses:			
Aircraft and flight operations	263,456	253,830	2,481,929
Aircraft maintenance	95,969	96,319	904,096
In-flight services	70,136	75,259	660,727
Flight control and ground handling	211,572	225,368	1,993,149
Reservations, sales and advertising	145,566	139,979	1,371,327
General and administrative	32,015	33,008	301,604
Depreciation and amortization	46,430	64,978	437,400
Other costs	26,095	27,437	245,839
	891,243	916,183	8,396,075
Operating income (loss)	20,605	(13,159)	194,121
Non-operating income (expenses):			
Interest and dividend income	2,136	2,968	20,129
Gain on sale of property and equipment	3,724	2,378	35,084
Interest expenses	(26,974)	(28,344)	(254,114)
Other — net	(15,058)	29,678	(141,858)
	(36,171)	6,681	(340,759)
Income (loss) before income taxes	(15,565)	(6,478)	(146,637)
Income taxes			
Current	144	110	1,356
Deferred	(5,976)	–	(56,304)
Net income (loss)	¥ (9,732)	¥ (6,588)	$ (91,689)

	Yen		U.S. dollars
	2000	1999	2000
Net income (loss) per share	¥(6.75)	¥(4.57)	$(0.06)

Additional Financial Information (unaudited)
Nonconsolidated Statements of Shareholders' Equity

All Nippon Airways Co., Ltd.
Years ended March 31, 2000 and 1999

	Yen (Millions)		U.S. dollars (Thousands)
	2000	1999	2000
Common stock:			
Balance at beginning of year	¥ 72,142	¥ 72,142	$ 679,630
Conversion of convertible bonds	–	–	–
Balance at end of year	72,142	72,142	679,630
Capital surplus:			
Balance at beginning of year	90,135	90,135	849,137
Conversion of convertible bonds	–	–	–
Balance at end of year	90,135	90,135	849,137
Legal reserve:			
Balance at beginning of year	10,301	10,301	97,041
Transfer from retained earnings	–	–	–
Balance at end of year	10,301	10,301	97,041
Retained earnings:			
Balance at beginning of year	4,603	11,191	43,363
Net income (loss) for year	(9,732)	(6,588)	(91,689)
Cash dividends paid	–	–	–
Transfer to legal reserve	–	–	–
Prior period deferred tax adjustment	2,117	–	19,952
Balance at end of year	(3,011)	4,603	(28,373)
Total shareholders' equity	¥169,567	¥177,182	$1,597,436

Nonconsolidated Statements of Cash Flows

All Nippon Airways Co., Ltd.
Years ended March 31, 2000 and 1999

	Yen (Millions)		U.S. dollars (Thousands)
	2000	1999	2000
Cash flows from operating activities:			
Income (loss) before income taxes	¥ (15,565)	¥ (6,478)	$ (146,637)
Adjustments to reconcile income before income taxes to net cash provided by operating activities:			
Depreciation and amortization	46,430	64,978	437,400
(Income) loss on disposal and sale of property and equipment	6,903	(2,406)	65,031
Increase (decrease) in allowance for doubtful accounts	(145)	183	(1,366)
Interest expenses	26,974	28,344	254,112
Interest and dividend income	(2,137)	(2,968)	(20,132)
Exchange loss	5,047	5,757	47,546
(Increase) decrease in accounts receivables	(7,349)	(3,358)	(69,232)
(Increase) decrease in other current assets	(1,961)	(5,407)	(18,474)
Increase (decrease) in accounts and notes payable — trade	4,064	(2,137)	38,285
Other — net	9,695	(21,071)	91,333
Cash generated from operations	71,956	55,436	677,871
Interest and dividend received	2,137	2,968	20,132
Interest paid	(26,974)	(28,344)	(254,112)
Income taxes paid	1,553	(165)	14,630
Other — net	454	28,749	4,277
Net cash provided by operating activities	49,126	58,645	462,798
Cash flows from investing activities:			
Purchase of property and equipment	(91,700)	(59,454)	(863,872)
Proceeds from sales of property and equipment	13,633	10,479	128,431
(Increase) decrease in investments	22,662	5,719	213,490
(Increase) decrease in advances	808	14,095	7,612
Other — net	(555)	(16,920)	(5,228)
Net cash used in investing activities	(55,152)	(46,080)	(519,567)
Cash flows from financing activities:			
Increase (decrease) in short-term loans	–	–	–
Proceeds from long-term debt	34,200	41,100	322,186
Repayment of long-term debt	(58,843)	(68,375)	(554,338)
Proceeds from issuance of bonds	105,000	30,000	989,166
Repayment of bonds	(20,000)	–	(188,413)
Cash dividends paid	–	–	–
Other — net	(1,025)	–	(9,656)
Net cash provided by financing activities	59,332	2,724	558,945
Effect of exchange rate changes on cash and cash equivalents	(5,047)	(5,757)	(47,546)
Net increase (decrease) in cash and cash equivalents	48,259	9,531	454,630
Cash and cash equivalents at beginning of year	118,872	109,340	1,119,849
Cash and cash equivalents at end of year	¥167,131	¥118,872	$1,574,480

Selected Financial and Operational Data

Years ended March 31

Consolidated	1996	1997	1998	1999	2000	Nonconsolidated 1996	1997	1998	1999	2000
Financial Results (¥ millions)										
For the Year										
Operating revenues	967,302	1,021,742	1,080,506	1,070,773	**1,209,647**	845,973	887,406	910,276	903,024	**911,849**
Operating income (loss)	27,755	20,593	6,149	(5,161)	**31,559**	27,307	18,015	646	(13,159)	**20,605**
Net income (loss)	(8,572)	4,298	(5,398)	(4,732)	**(15,201)**	3,092	3,915	(2,675)	(6,588)	**(9,732)**
Interest expenses	51,257	46,327	43,838	40,305	**38,950**	39,448	34,642	30,958	28,344	**26,974**
Net cash flow	64,976	80,215	69,076	68,688	**43,240**	70,040	71,375	62,720	58,390	**36,698**
At Year-End										
Current assets	320,320	281,802	343,819	396,660	**443,052**	272,840	236,252	277,027	299,430	**334,978**
Investments and long-term receivables	197,733	159,103	185,089	145,597	**147,701**	261,890	215,946	250,352	213,893	**213,255**
Property and equipment and other assets	817,424	826,811	853,493	852,932	**943,864**	632,519	620,250	625,273	623,745	**653,312**
Total assets	1,335,477	1,267,716	1,382,401	1,395,189	**1,534,617**	1,167,249	1,072,450	1,152,654	1,137,069	**1,201,546**
Current liabilities	358,032	321,257	358,753	384,874	**498,502**	279,714	225,512	218,707	232,276	**303,625**
Shareholders' equity	136,710	137,759	118,031	112,315	**97,456**	191,180	190,773	183,771	177,182	**169,567**
Working capital	(37,712)	(39,455)	(14,934)	11,786	**(55,450)**	(6,874)	10,740	58,320	67,153	**31,353**
Interest-bearing debt:										
Short-term debt	180,197	146,260	169,514	197,105	**268,618**	124,363	71,846	53,194	73,507	**131,806**
Long-term debt	739,096	717,579	818,704	807,021	**843,722**	628,825	585,954	679,063	660,155	**662,212**
Total	919,293	863,839	988,218	1,004,126	**1,112,340**	753,188	657,800	732,257	733,662	**794,019**

Note: Net cash flow=depreciation and amortization + net income (loss)

	1996	1997	1998	1999	2000	Nonconsolidated 1996	1997	1998	1999	2000
Financial Ratios										
Profitability *(%)*										
Operating income margin	2.9	2.0	0.6	–	**2.6**	3.2	2.0	0.1	–	**2.3**
Net income margin	–	0.4	–	–	**–**	0.4	0.4	–	–	**–**
Return on assets	–	0.3	–	–	**–**	0.3	0.3	–	–	**–**
Return on equity	–	3.1	–	–	**–**	1.6	2.0	–	–	**–**
Efficiency *(times)*										
Equity turnover	6.6	7.4	8.4	9.3	**11.5**	4.4	4.6	4.9	5.0	**5.3**
Asset turnover	0.7	0.8	0.8	0.8	**0.8**	0.7	0.8	0.8	0.8	**0.8**
Safety/Stability *(times)*										
Current ratio	0.9	0.9	1.0	1.0	**0.9**	1.0	1.0	1.3	1.3	**1.1**
Debt/equity ratio	6.7	6.3	8.4	8.9	**11.4**	3.9	3.4	4.0	4.1	**4.7**
Interest coverage	0.7	0.6	0.3	0.1	**1.0**	0.8	0.6	0.1	–	**0.8**
Payout ratio (%, nonconsolidated only)						140.0	110.6	–	–	**–**

Note: Payout ratio=cash dividends per common stock/net income per common share

	Consolidated 1996	1997	1998	1999	**2000**	Nonconsolidated 1996	1997	1998	1999	**2000**
Operating Statistics										
Available seat-km (ASK, millions):										
Domestic	52,629	54,166	56,786	59,875	**60,098**	49,242	50,244	51,931	54,632	**53,952**
International	19,646	23,532	28,358	31,137	**33,772**	19,526	23,424	28,217	30,928	**33,593**
Total	72,276	77,699	85,145	91,012	**93,870**	68,768	73,668	80,149	85,561	**87,546**
Revenue passenger-km (RPK, millions):										
Domestic	32,449	34,439	36,009	37,009	**38,410**	30,305	32,003	33,157	34,001	**34,824**
International	13,572	15,931	18,835	20,562	**22,510**	13,506	15,858	18,772	20,433	**22,398**
Total	46,021	50,371	54,844	57,571	**60,920**	43,811	47,861	51,929	54,434	**57,223**
Load factor (%):										
Domestic	61.7	63.6	63.4	61.8	**63.9**	61.5	63.7	63.8	62.2	**64.5**
International	69.1	67.7	66.4	66.0	**66.7**	69.2	67.7	66.5	66.1	**66.7**
Total	63.7	64.8	64.4	63.3	**64.9**	63.7	65.0	64.8	63.6	**65.4**
Passenger yield (¥/RPK):										
Domestic	19.9	19.2	18.3	17.7	**17.0**	19.6	18.9	18.0	17.2	**16.7**
International	10.3	10.1	9.6	8.5	**8.0**	10.3	10.0	9.6	8.5	**8.0**
Unit costs (¥/ASK)	12.1	12.0	11.5	10.9	**10.3**	11.9	11.8	11.3	10.7	**10.2**

Note: Consolidated figures are the results of ANA, ANK, and ADK; other businesses are not included.

	Consolidated 1996	1997	1998	1999	**2000**	Nonconsolidated 1996	1997	1998	1999	**2000**
Per Employee Data										
Air Transportation										
Average number of employees	15,832	15,996	16,316	16,590	**15,931**	14,533	14,675	14,950	15,237	**14,517**
ASK per employee (millions)	4.6	4.9	5.2	5.5	**5.9**	4.7	5.0	5.4	5.6	**6.0**
RPK per employee (millions)	2.9	3.1	3.4	3.5	**3.8**	3.0	3.3	3.5	3.6	**3.9**
All Business Segments										
Average number of employees	21,096	21,240	22,956	25,420	**28,064**	14,533	14,675	14,950	15,237	**14,517**
Operating revenues per employee (¥ millions)	46	48	47	42	**43**	58	60	61	59	**63**
Operating income per employee (¥ millions)	1.3	1.0	0.3	–	**1.1**	1.9	1.2	0.0	–	**1.4**

	Consolidated					Nonconsolidated				
	1996	1997	1998	1999	**2000**	1996	1997	1998	1999	**2000**
Operating Income (Loss) Composition (¥ millions)										
Air transportation	26,399	16,736	583	(10,817)	**25,692**	27,307	18,015	646	(13,159)	**20,605**
Travel services	–	–	–	(229)	**3,326**					
Hotel operations	–	–	–	2,975	**3,838**					
Other businesses	–	–	–	3,137	**(218)**					
Airline-related businesses	1,241	4,007	5,632	–	**–**					
Intercompany eliminations	115	(150)	(66)	(227)	**(1,079)**					
Total	27,755	20,593	6,149	(5,161)	**31,559**	27,307	18,015	646	(13,159)	**20,605**

Note: Travel services, hotel operations, and other businesses are included in airline-related businesses and are not disclosed in the prior periods ended before March 31, 1998, because of their insignificance.

	Consolidated					Nonconsolidated				
	1996	1997	1998	1999	**2000**	1996	1997	1998	1999	**2000**
Operating Expenses Composition										
Aircraft:										
Aircraft and flight operations	232,166	265,752	280,090	274,489	**284,152**	210,155	239,905	250,867	253,830	**263,456**
Aircraft maintenance	106,796	107,986	115,468	101,927	**68,209**	87,804	88,547	92,887	96,319	**95,969**
	338,962	*373,738*	*395,558*	*376,416*	***352,361***	*297,960*	*328,452*	*343,754*	*350,149*	***359,425***
Services:										
In-flight services	70,245	77,698	80,808	68,565	**62,029**	67,168	74,474	74,072	75,259	**70,136**
Flight control and ground handling	219,951	229,513	249,308	256,499	**240,599**	201,528	208,416	216,791	225,368	**211,572**
	290,196	*307,211*	*330,116*	*325,064*	***302,628***	*268,697*	*282,890*	*290,863*	*300,627*	***281,708***
Reservations, sales and advertising	153,104	167,882	193,289	180,899	**200,999**	119,642	128,791	143,046	139,979	**145,566**
General and administrative	56,053	50,165	58,564	50,167	**39,604**	47,174	41,667	44,599	33,008	**32,015**
Depreciation and amortization	73,548	75,917	74,474	73,420	**58,441**	66,948	67,460	65,395	64,978	**46,430**
Other costs	27,684	26,236	22,356	69,968	**224,055**	18,241	20,127	21,968	27,437	**26,095**
Total operating expenses	939,547	1,001,149	1,074,357	1,075,934	**1,178,088**	818,665	869,391	909,630	916,183	**891,243**

	Consolidated					Nonconsolidated				
	1996	1997	1998	1999	**2000**	1996	1997	1998	1999	**2000**
Financial Resources										
External funds:										
Bonds issued	–	100,000	125,000	30,000	**105,000**	–	100,000	125,000	30,000	**105,000**
Proceeds from long-term debt	64,110	41,249	44,565	55,161	**72,574**	38,656	8,980	26,750	41,100	**34,200**
Increase (decrease) in short-term loans	(1,154)	15,458	37,576	6,687	**(13,104)**	22	(22)	–	–	**–**
Repayment of long-term debt and bonds	(119,851)	(212,155)	(82,761)	(74,621)	**(117,789)**	(113,245)	(204,339)	(77,291)	(68,375)	**(78,843)**
Capital increase	–	3	–	–	**–**	–	–	–	–	**–**
Net external funds	(56,895)	(55,445)	124,380	17,227	**46,681**	(74,567)	(95,381)	74,458	2,725	**60,357**
Internal funds:										
Net income (loss)	(8,572)	4,298	(5,398)	(4,732)	**(15,201)**	3,092	3,915	(2,675)	(6,588)	**(9,732)**
Depreciation and amortization	73,548	75,917	74,474	73,420	**58,441**	66,948	67,460	65,395	64,978	**46,430**
Total internal funds	64,977	80,215	69,076	68,688	**43,240**	70,040	71,375	62,720	58,390	**36,698**
Total funds	8,082	24,770	193,456	85,915	**89,921**	(4,527)	(24,006)	137,178	61,114	**97,055**
Capital expenditures	62,720	95,431	95,617	72,928	**110,816**	36,892	61,773	78,257	59,454	**91,700**

Eleven-Year Comparative Summary

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
(¥ millions, except share and per share amounts and operating statistics)

Consolidated

	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990
For the Year											
Operating revenues:											
Passenger	**778,765**	788,414	813,208	793,184	759,324	729,677	729,656	762,725	748,149	682,010	629,449
Cargo	**67,763**	63,599	60,056	56,432	50,770	45,058	41,478	41,287	42,123	40,817	36,489
Incidental and other	**363,119**	218,760	207,242	172,126	157,208	139,509	86,032	84,807	84,802	80,544	56,673
Total	**1,209,647**	1,070,773	1,080,506	1,021,742	967,302	914,244	857,166	888,819	875,074	803,371	722,611
Operating expenses	**1,178,088**	1,075,934	1,074,357	1,001,149	939,547	899,464	854,107	870,980	830,907	772,132	680,037
Operating income (loss)	**31,559**	(5,161)	6,149	20,593	27,755	14,780	3,059	17,839	44,167	31,239	42,574
Income (loss) before income taxes and minority interests	**(22,689)**	(2,430)	(4,391)	12,694	1,491	(1,534)	(6,264)	9,223	20,705	24,768	31,066
Net income (loss)	**(15,201)**	(4,732)	(5,398)	4,298	(8,572)	(7,471)	(9,364)	(1,167)	7,369	11,506	15,158
At Year-End											
Total assets	**1,534,617**	1,395,189	1,382,401	1,267,716	1,335,477	1,365,076	1,384,304	1,411,190	1,317,469	1,208,958	1,082,465
Long-term liabilities	**935,726**	895,533	902,550	802,197	834,154	905,208	922,634	892,189	889,767	757,150	671,996
Shareholders' equity	**97,456**	112,315	118,031	137,759	136,710	154,209	170,196	184,685	194,547	193,946	188,947
Common shares outstanding at year-end (thousands)	**1,442,725**	1,442,725	1,442,725	1,442,724	1,442,719	1,442,719	1,442,719	1,442,719	1,442,719	1,374,015	1,373,967
Per Share Data (¥)											
Net income (loss)	**(10.5)**	(3.3)	(3.7)	3.0	(5.9)	(5.2)	(6.5)	(0.8)	5.1	8.0	10.5

Note: The computation of net income (loss) per share of common stock is based on the weighted average number of shares outstanding during each year, after giving retroactive effect to the free share distribution of common stock in May 1991.

Nonconsolidated

	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990
For the Year											
Operating revenues:											
Passenger (domestic)	**580,802**	584,161	596,732	603,993	594,326	590,402	583,298	614,269	612,682	570,153	535,567
Passenger (international)	**179,091**	172,969	180,018	158,796	138,958	112,769	103,918	107,176	102,106	85,249	70,983
Cargo (domestic)	**26,655**	26,728	26,063	28,339	27,363	27,199	26,505	26,919	28,263	28,627	27,026
Cargo (international)	**39,650**	35,370	32,622	26,730	22,078	16,712	13,986	13,490	13,152	11,576	8,905
Incidental and other	**85,648**	83,795	74,840	69,547	63,246	55,534	47,044	46,498	42,948	37,780	29,596
Total	**911,849**	903,024	910,276	887,406	845,973	802,619	774,752	808,354	799,152	733,388	672,080
Operating expenses:											
Personnel	**167,994**	176,083	178,669	175,127	174,702	171,686	171,994	173,798	164,713	151,884	140,321
Fuel and fuel tax	**122,516**	116,082	125,291	124,091	103,795	98,211	99,088	105,274	102,869	103,281	85,102
Depreciation and amortization	**46,430**	64,978	65,395	67,460	66,948	74,781	78,127	99,974	103,642	96,220	93,944
Other	**554,303**	559,040	540,275	502,713	473,220	441,865	419,960	411,243	388,751	356,683	314,197
Total	**891,243**	916,183	909,630	869,391	818,665	786,543	769,169	790,289	759,975	708,068	633,562
Operating income	**20,605**	(13,159)	646	18,015	27,307	16,076	5,582	18,065	39,177	25,319	38,517
Net income (loss)	**(9,732)**	(6,588)	(2,675)	3,915	3,092	4,209	(2,912)	2,422	7,600	10,694	15,022
At Year-End											
Total assets	**1,201,546**	1,137,069	1,152,654	1,072,450	1,167,249	1,214,728	1,271,352	1,313,243	1,221,342	1,104,481	967,068
Long-term liabilities	**728,353**	727,610	750,176	656,164	696,354	803,728	855,618	825,278	819,078	674,842	588,654
Shareholders' equity	**169,567**	177,182	183,771	190,773	191,180	192,416	192,534	201,257	206,118	205,461	201,613
Per Share Data (¥)											
Net income (loss)	**(6.8)**	(4.6)	(1.9)	2.7	2.1	2.9	(2.0)	1.7	5.3	7.8	10.9
Operating Statistics											
Passenger revenue yield (¥/RPK):											
Domestic	**16.7**	17.2	18.0	18.9	19.6	20.4	21.3	21.9	21.9	21.6	22.3
International	**8.0**	8.5	9.6	10.0	10.3	10.3	10.9	10.6	11.1	12.6	12.2
Operating expenses per available seat-km (unit costs) (¥/ASK):	**10.2**	10.7	11.3	11.8	11.9	12.5	13.0	13.8	14.5	15.2	14.8
Available seat-km (millions):											
Domestic	**53,952**	54,633	51,932	50,244	49,242	46,945	44,416	42,280	39,218	36,592	34,852
International	**33,594**	30,928	28,218	23,425	19,527	15,755	14,776	15,191	13,194	9,892	8,048
Revenue passenger-km (millions):											
Domestic	**34,824**	34,002	33,157	32,004	30,305	28,910	27,327	28,026	27,951	26,399	23,987
International	**22,399**	20,433	18,773	15,858	13,506	10,958	9,554	10,071	9,191	6,762	5,829
Load factor (%):											
Domestic	**64.5**	62.2	63.8	63.7	61.5	61.6	61.5	66.3	71.3	72.1	68.8
International	**66.7**	66.1	66.5	67.7	69.2	69.6	64.7	66.3	69.7	68.4	72.4

Note: Domestic passenger yield=domestic scheduled airline passenger operating revenues/domestic revenue passenger-km
International passenger yield=international scheduled airline passenger operating revenues/international passenger-km
Unit costs=operating expenses/available seat-km

The ANA Group
(ANA and Its Principal Subsidiaries and Affiliates)
(As of March 31, 2000)

AIR TRANSPORTATION (Subsidiaries 32, Affiliates 6)

Air Transport
- All Nippon Airways Co., Ltd.
- Air Nippon Co., Ltd.[1]
- Air Hokkaido Co., Ltd.[1]
- International Flight Training Academy, Inc.[1]
- All Nippon Helicopter, Co., Ltd.[2]
- Nippon Cargo Airlines Co., Ltd.[2]

Flight Support
- ANA Catering Service Co., Ltd.[1]
- Osaka Airport Service Co., Ltd.[1]
- International Airport Utility Co., Ltd.[1]
- New Kansai International Airport Service Co., Ltd.[1]
- ANA Aircraft Maintenance Co., Ltd.[1]
- ANA Aerotech Co., Ltd.[1]
- ANA Nagasaki Engineering Co., Ltd.[1]

and 19 other consolidated subsidiaries, and 2 other affiliates accounted for by the equity method

TRAVEL SERVICES (Subsidiaries 14, Affiliates 5)
- All Nippon Airways Travel Co., Ltd.[1]
- ANA Sky Holiday Tours Co., Ltd.[1]
- ANA Travel Kyushu Co., Ltd.[1]
- All Nippon Airways World Tours Co., Ltd.[1]
- All Nippon Airways Travel Hokkaido Co., Ltd.[1]
- ANA World Tours (Europe) Ltd.[1]
- Ryokou Keikaku Co., Ltd.[2]
- Fukushima Air Service Co., Ltd.[2]

and 6 other consolidated subsidiaries, and 2 other affiliates accounted for by the equity method

HOTEL OPERATIONS (Subsidiaries 25, Affiliates 5)
- ANA Enterprises, Ltd.[1]
- Okinawa ANA Resort Co., Ltd.[1]
- ANA Property Management Co., Ltd.[1]
- ANA Hotel Sapporo Co., Ltd.[1]
- ANA Hotel Kanazawa Co., Ltd.[1]
- ANA Hotel Hakata Co., Ltd.[1]
- ANA Hotel Hiroshima Co., Ltd.[1]
- ANA Holding Pty Ltd.[1]
- Lilyvale Hotel Pty, Ltd.[1]
- ANA Hotels Hawaii, Inc.[1]
- ANA International Europe B.V.[1]
- Grand Hotel Ges.M.B.H.[1]
- Ryukyu Development Co., Ltd.[2]
- Beijing New Century Hotel Co., Ltd.[2]

and 12 other consolidated subsidiaries, and 2 other affiliates accounted for by the equity method

OTHER BUSINESSES (Subsidiaries 103, Affiliates 38)
- Infini Travel Information, Inc.[1]
- ANA Hotel Network Systems, Ltd.[1]
- ANA Communications Co., Ltd.[1]
- ANA Business Create Co., Ltd.[1]
- ANA Information Systems Planning Co., Ltd.[1]
- ANA Trading Duty Free Co., Ltd.[1]
- Chitose ANA Trading Co., Ltd.[1]
- Haneda ANA Trading Co., Ltd.[1]
- All Nippon Airways Trading Co., Ltd.[1]
- Kansai ANA Trading Co., Ltd.[1]
- Narita ANA Trading Co., Ltd.[1]
- Japan Fresh Foods Co., Ltd.[1]
- Fukuoka ANA Trading Co., Ltd.[1]
- ANA Trading Corp., U.S.A.[1]
- ANK Trading Co., Ltd.[1]
- ANA Real Estate Co., Ltd.[1]
- ANA Real Estate Hawaii, Inc.[1]
- Winglet Co., Ltd.[1]
- ANA Trading Aircraft Co., Ltd.[1]
- Komatsu Airport Fueling Facilities Co., Ltd.[2]
- Kochi Airport Fueling Facilities Co., Ltd.[2]
- M.C. Mates Co., Ltd.[2]
- M.C. Mates Osaka Co., Ltd.[2]

and 31 other consolidated subsidiaries, and 4 subsidiaries and 13 other affiliates accounted for by the equity method

Total 174 subsidiaries and 54 affiliates:
115 subsidiaries are consolidated, and
6 subsidiaries and 27 affiliates accounted for by the equity method

[1] Consolidated subsidiary

[2] Accounted for by the equity method

ANA Directory (Parent Company)

(As of March 31, 2000)

HEAD OFFICE

3-5-10, Hanada Airport,
Ota-ku, Tokyo 144-0041, Japan
Tel: 81-3-5756-5665
Fax: 81-3-5756-5659

OVERSEAS SALES OFFICES

United States

New York
1251 Avenue of the Americas,
Suite 820,
New York, NY 10020, U.S.A.
Tel: 1-212-840-3700
Fax: 1-212-840-3704

Washington, D.C.
1101, 16th Street, N.W.,
Suite 400,
Washington, D.C. 20036,
U.S.A.
Tel: 1-202-857-0950
Fax: 1-202-223-6010

Chicago
O'Hare Plaza, One Suite 805,
8725 West Higgins Road,
Chicago, Illinois 60631, U.S.A.
Tel: 1-773-380-6080
Fax: 1-773-380-1905

San Francisco
1350 Old Bayshore Highway,
Suite 460,
Burlingame, CA 94101, U.S.A.
Tel: 1-650-762-3300
Fax: 1-650-762-3310

Los Angeles
2050 W. 190th Street, Suite 100,
Torrance, CA 90504, U.S.A.
Tel: 1-310-782-3000
Fax: 1-310-782-3120

Honolulu
300 Rodgers Boulevard, #47,
Honolulu International Airport,
Honolulu, HI 96819-1897,
U.S.A.
Tel: 1-808-838-0190
Fax: 1-808-838-0191

Guam
Guam International Air
Terminal, P.O. Box 8707,
Tamuning, GU 96931,
U.S.A.
Tel: 1-671-642-5588
Fax: 1-671-646-9070

Europe

London
100 George Street,
London, W1H 5RH, U.K.
Tel: 44-20-7569-0900
Fax: 44-20-7569-0921

Paris
114, Avenue Des
Champs-Elysées,
75008 Paris, France
Tel: 33-1-53-83-52-20
Fax: 33-1-53-75-12-11

Frankfurt
Rossmarkt 13,
60311, Frankfurt am Main,
Germany
Tel: 49-69-29976-0
Fax: 49-69-285045

Vienna
Opernring 1/R/509,
1010 Vienna, Austria
Tel: 43-1-587-8921
Fax: 43-1-587-8930

Moscow
Room 641, Sheremetyevo-2,
Sheremetyevo International
Airport, Moscow, Russia
Tel: 7-503-956-4637
Fax: 7-503-956-4639

Asia/Oceania

Beijing
Room N200,
Beijing Fortune Building,
No.5 Dong San Huan Bei Lu,
Chao, Yang District,
Beijing 100004, P.R. of China
Tel: 86-10-6590-9171
Fax: 86-10-6590-9175

Tianjin
1st Floor, Hyatt Tianjin,
219 Jie Fang North Road,
Tianjin 300042, P.R. of China
Tel: 86-22-2330-4289
Fax: 86-22-2330-4260

Shenyang
3rd Floor, Terminal Building,
Shenyang Taoxian International
Airport, Dongling District,
Shenyang 110169, P.R. of China
Tel: 86-24-8939-8114
Fax: 86-24-8939-8121

Dalian
Senmao Building,
147 Zhongshan Road,
Xigang District,
Dalian 116011, P.R. of China
Tel: 86-411-360-6611
Fax: 86-411-360-6622

Qingdao
Haitian Hotel,
48 Hong Kong West Road,
Qingdao 266071, P.R. of China
Tel: 86-532-386-9722
Fax: 86-532-386-9724

Shanghai
Suite 808, Shanghai Centre,
1376 Nanjing Xi Lu,
Shanghai, P.R. of China
Tel: 86-21-6279-7007
Fax: 86-21-6279-7002

Xiamen
Room 205, Holiday Inn
Harbourview Xiamen,
12-8 Zhen Hai Road,
Xiamen 361001, P.R. of China
Tel: 86-592-205-2206, 2179
Fax: 86-592-211-0537

Hong Kong
Suite 501, One International
Finance Centre,
No. 1 Harbour View Street,
Central, Hong Kong,
P.R. of China
Tel: 852-2848-4111
Fax: 852-2845-9111

Seoul
Room 1501, Seoul Center
Building, 91-1 Sokong-Dong,
Chung-ku, Seoul 100,
Republic of Korea
Tel: 82-2-752-1190
Fax: 82-2-753-3941

Taipei (ANK)
8th Floor, No.117, SEC.2,
Changan E. Road, Taipei,
Taiwan, R.O.C.
Tel: 886-2-8500-2480
Fax: 886-2-2516-3134

Bangkok
2nd Floor, C.P. Tower Building,
313 Silom Road,
Bangkok 10500, Thailand
Tel: 66-2-238-5131
Fax: 66-2-238-5134

New Delhi
Suite No.101, The Oberoi,
Dr. Zakir Hussain Marg,
New Delhi 110 003, India
Tel: 91-11-439-5030
Fax: 91-11-439-5034

Mumbai (Bombay)
The Oberoi Towers,
Rooms 1101 & 1103,
Nariman Point,
Mumbai 400 021, India
Tel: 91-22-282-8685
Fax: 91-22-282-8789

Yangon
2nd Floor, Sakura Tower,
339 Bogyoke Aung San Road,
Kyauktada Township, Yangon,
Union of Myanmar
Tel: 95-1-255415
Fax: 95-1-255417

Kuala Lumpur
Suite 11.01, 11th Floor,
Wisma Goldhill No. 67,
Jalan Raja Chulan 50200,
Kuala Lumpur, Malaysia
Tel: 60-3-202-5393
Fax: 60-3-202-5400

Singapore
80 Robinson Road, #18-01,
Singapore 068898
Tel: 65-323-4333
Fax: 65-224-6627

(Jakarta) Denpasar
Wisti Sabha Building,
Ngurah Rai International Airport,
Tuban-Bali, Indonesia
Tel: 62-361-761090
Fax: 62-361-759760

Sydney
Level 32, The Chifley Tower,
2 Chifley Square, Sydney,
N.S.W. 2000, Australia
Tel: 61-2-9367-6700
Fax: 61-2-9232-5936

DOMESTIC SALES OFFICES

Sapporo
Tokyo
Nagoya
Osaka
Fukuoka
Okinawa
and 45 other cities

ANA Route System

(As of August 1, 2000)

INTERNATIONAL NETWORK


Boston
Cleveland
Columbus
Cincinnati
Indianapolis
Orlando
Miami
Toronto
Vancouver
Seattle
Atlanta
Buffalo
Charlotte
Chicago
Dallas
Dayton
Detroit
Minneapolis
New Orleans
New York
Newark
Berlin
Munich
Düsseldorf
Hamburg
Geneva
Vienna
Amsterdam
Moscow
London
Frankfurt
Paris
Vienna
Philadelphia
Pittsburgh
New York
Washington, D.C.
Raleigh Durham
Saint Louis
San Francisco
Houston
Tokyo
Denver
Salt Lake
Los Angeles
Las Vegas
Shenyang
Honolulu
Beijing
Nagoya
Phoenix
Tianjin
San Diego
Dalian
Portland
Seoul
Osaka
São Paulo
Seattle
Qingdao
Rio de Janeiro
Tucson
Shanghai
Taipei (ANK)
Xiamen
Hong Kong
Fukuoka
Delhi
Mumbai (Bombay)
Bangkok
Kuala Lumpur
Guam
Singapore
Brisbane
Sydney
Denpasar
Cities served by ANA
Cities served by code-sharing

DOMESTIC NETWORK



Rebun
Wakkanai
Rishiri
Okhotsukmonbetsu
Memanbetsu
Nakashibetsu
Asahikawa
Kushiro
Sapporo (Okadama)
Sapporo (Chitose)
Okushiri
Hakodate
Aomori
Odate-Noshiro
Akita
Shonai
Yamagata
Sendai
Niigata
Fukushima
Toyama
Komatsu
Tokyo (Haneda)
Tokyo (Narita)
Nagoya
Oshima
Yonago
Tottori
Iwami
Okayama
Osaka (Itami)
Osaka (Kansai)
Hiroshima
Tsushima
Yamaguchi/Ube
Taka-
matsu
Tokushima
Miyakejima
Fukuoka
Matsuyama
Saga
Oita
Kochi
Nagasaki
Gotofukue
Kumamoto
Hachijojima
Miyazaki
Kagoshima
Amamioshima
Okinawa (Naha)
Ishigaki
Miyako

Board of Directors

(As of June 29, 2000)



Kichisaburo Nomura



Yoji Ohashi



Yoshiyuki Nakamachi



Isao Yagi



Masahiro Kinoshita



Wataru Kubo



Yasuyuki Nishikawa



Motohiro Higashisono



Yasushi Morohashi



Kazuhisa Shin



Manabu Ouchi



Yuzuru Maki



Hiromichi Toya

President & Chief Executive Officer

Kichisaburo Nomura
Executive Director, Safety Promotion;
Chairman, Corporate Restructuring Committee, Corporate Strategy Committee, Year 2000 Task Force

Senior Executive Vice Presidents

Yoji Ohashi
Sales & Marketing

Yoshiyuki Nakamachi
Associated Businesses Development, Safety Promotion, Operations Control Center, Flight Operations, Engineering & Maintenance;
Chairman, Safety Promotion Committee

Isao Yagi
Executive Office, General Affairs, Legal Affairs, Personnel, Employee Relations

Managing Directors

Masahiro Kinoshita
Cargo & Mail Sales, Environmental Affairs;
Chairman, Environment Committee;
Vice Chairman, Year 2000 Task Force

Wataru Kubo
Information Technology Management, Business Process Reengineering Promotion;
Chairman, IT Strategy & Governance Committee

Yasuyuki Nishikawa
General Manager, Sales & Marketing, Osaka Sales Office

Motohiro Higashisono
General Manager, Sales & Marketing, Tokyo Sales Office

Yasushi Morohashi
Corporate Planning, Public Relations, Government & Industrial Affairs, Corporate Finance

Kazuhisa Shin
Marketing, Star Alliance Activities Promotion

Manabu Ouchi
Flight Operations

Yuzuru Maki
In-flight Services

Hiromichi Toya
International & Regulatory Affairs, Purchasing & Facilities, Airport Affairs

Senior Directors

Koichiro Ono
Airport Operations & Services

Koichi Nomura
General Manager, Europe, Middle East & Africa (London Office)

Tadashi Yamamoto
General Manager, Sapporo Sales Office

Suguru Omae
Engineering & Maintenance

Yasuhiko Kimoto
General Manager, Fukuoka Sales Office

Tadashi Ota
General Manager, The Americas (New York Office)

Mineo Yamamoto
Corporate Planning

Seitaro Taniguchi

Yoshinori Ueyama

Corporate Auditors

Kazuhiko Komiya

Masayuki Sawada

Yoshiro Ito

Shigeru Ono

Investor Information
(As of March 31, 2000)

Date of Foundation
December 27, 1952

Head Office
3-5-10, Haneda Airport,
Ota-ku, Tokyo 144-0041, Japan
TEL: 81-3-5756-5665
FAX: 81-3-5756-5659
URL: http://www.ana.co.jp/

Number of Employees
14,919 (Nonconsolidated)

Paid-in Capital
¥72,142,799,354

Number of Shares of Common Stock
Authorized: 2,203,200,000 shares
Issued: 1,442,725,111 shares

Number of Shareholders
162,878

Stock Listings
Tokyo, Osaka, London, and Frankfurt

Major Shareholders

	Number of shares held (Thousands)	Percentage of total shares in issue
Nagoya Railroad Co., Ltd.*	100,590	6.97%
Kyoei Life Insurance Co., Ltd.	32,854	2.28
The Tokio Marine and Fire Insurance Co., Ltd.	30,538	2.12
The Asahi Shimbun	24,376	1.69
The Dowa Fire and Marine Insurance Co., Ltd.	23,011	1.60
The Sakura Bank, Limited	21,881	1.52
The Bank of Tokyo-Mitsubishi, Ltd.	21,188	1.47
All Nippon Airways Co., Ltd., Employee Stock Ownership Association	20,883	1.45
Tokyu Corporation	20,171	1.40
Kokusai Kogyo Co., Ltd.	19,784	1.37
Total	315,280	21.85

* Nagoya Railroad Co., Ltd., holdings include 27,100 thousand shares registered in other names.

Transfer Agent
The Sumitomo Trust and Banking Co., Ltd.
1-10, Nikko-cho, Fuchu, Tokyo 183-8701, Japan

Auditor
Century Ota Showa & Co.

Stock Price and Ratios
Nonconsolidated

	1996	1997	1998	1999	2000
Stock Price* (¥):					
High	1,150	1,200	790	685	422
Low	895	739	468	335	219
PER (times):					
High	537.4	442.8	–	–	–
Low	418.2	272.7	–	–	–
Price/Cash Flow Ratio (times):					
High	23.7	24.3	18.2	16.9	16.6
Low	18.4	14.9	10.8	8.3	8.6
PBR (times):					
High	8.7	9.1	6.2	5.6	3.6
Low	6.8	5.6	3.7	2.7	1.9
Net Income (Loss) per Share (¥)	2.14	2.71	(1.85)	(4.57)	(6.75)
Equity per Share (¥)	132.5	132.2	127.4	122.8	117.5

* Tokyo Stock Exchange

Stock Price Range


(¥)
1,000
800
600
400
200
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7
1997
1998
1999
2000

Trading Volume


(Thousands)
80
60
40
20
0
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7
1997
1998
1999
2000

Printed in Japa